SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2025

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem’”) hereby submits a proposal (“Proposal”) in relation to the matters contained in the agenda of Braskem’s Annual and Extraordinary Meeting, to be held on April 28, 2025, at 4:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Ruling No. 81, of March 29, 2022 (“CVM Ruling 81”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

The Meeting will be held exclusively in a digital manner, as this arrangement, in the judgment of the Management, reduces the shareholders participation costs, facilitates and contributes to greater attendance from the Company’s shareholder base in the Meeting, thereby potentially increasing the representativeness of the resolutions to be made.

The Company clarifies that, in light of the reported loss in the fiscal year ended on December 31, 2024, and pursuant to Article 9, sole paragraph, of the Bylaws, the preferred shares of Class “A” and “B” will have voting rights at this Meeting and will vote jointly with common shares on the resolutions listed in the Agenda for this Meeting.

1.               Exam, discussion and voting on the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Statutory Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2024

The Company’s Board of Directors, in a meeting held on February 26, 2025, expressed its favorably opinion to the financial statements related to the fiscal year ended December 31, 2024, under the terms of article 26, item "V" of its Bylaws, which obtained a favorable opinion from the Fiscal Council, in a meeting held on February 26, 2025, being accompanied, also, by the report of the Statutory Compliance and Audit Committee issued on February 26, 2025 and the report and opinion, unqualified, from the Independent Auditors. The Company’s Management submits to the Shareholders’ appreciation the Company’s Financial Statements related to the fiscal year ended December 31, 2024, pursuant to CVM Ruling 81, containing its accompanying notes, together with the Independent Auditors’ Report and Opinion, the Fiscal Council's Opinion, and the Report of the Company's Statutory Compliance and Audit Committee.

Pursuant to article 133 of the Brazilian Corporations Law, article 10 of CVM Ruling 81, and article 27, paragraph 1 of CVM Ruling No. 80, dated March 29, 2022 (“CVM Ruling 80”), the following documents are made available for the analysis of the Shareholders:

(i)           Financial Statements and Explanatory Notes for the fiscal year ended on December 31, 2024;

(ii)         Form of Standard Financial Statements - DFP;

(iii)        Independent Auditors’ Report and Opinion;

(iv)        Statutory Compliance and Audit Committee’s Report;

(v)         Fiscal Council’s Report;

(vi)        Statement by the Officers that they have reviewed, discussed and agreed on the opinions expressed in the Independent Auditors’ Report;

(vii)      Statement by the Officers that they have reviewed, discussed and agreed on the Financial Statements; and

(viii)     Comments by the Company’s managers about the Company's financial situation, pursuant to Section 2 of its Reference Form.

The aforementioned documents, as well as the minutes of the meetings of the Board of Directors and of the Fiscal Council that resolved on these documents, as applicable, are also available for consultation by the Shareholders at the Company's offices, located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, 120, 24º andar, Butantã, CEP 05501-050, at its website (www.braskem-ri.com.br) and at the websites of CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

The document indicated in item (viii) above regarding the comments of the Company's managers on its financial situation is attached to this Proposal as Exhibit I.

The Management clarifies that, according to the Income Statement of the Fiscal Year contained in the Financial Statements referring to the fiscal year ended December 31, 2024, the Company calculated a loss in the amount of BRL 11,320,184,626.99 (eleven billion, three hundred and twenty million, one hundred and eighty-four thousand, six hundred and twenty-six reais and ninety-nine cents), which will be fully recorded under the heading “Accumulated Losses,” resulting in an updated balance of BRL 14,034,197,580.41 (fourteen billion, thirty-four million, one hundred and ninety-seven thousand, five hundred and eighty reais and forty-one cents).

Pursuant to the annual Circular Letter of the CVM Superintendence of Corporate Relations, the Company will not present the information indicated in Exhibit A of CVM Ruling 81 due to the calculation of loss in the 2024 fiscal year.

2.               To examine, discuss and vote on the Management’s Report and respective administrators’ accounts pertaining to the fiscal year ended on December 31, 2024

As approved by the Company’s Board of Directors at a meeting held on February 26, 2025, pursuant to article 26, item “V” of its Bylaws, the Company's Management submits for the appreciation of the Shareholders (i) the Management Report on the corporate business and the main administrative facts of the fiscal year ended December 31, 2024 was made available to the Shareholders, pursuant to article 133 of the Corporations Law, article 10 of CVM Ruling 81 and article 27, paragraph 1 of CVM Ruling 80, and filed with the CVM on February 26, 2025, and published in the newspaper “Correio da Bahia” as provided in article 124 of the Brazilian Corporations Law and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). and (ii) the respective managers' accounts for the fiscal year ended on December 31, 2024.

3.               To resolve on the election of members of the Company’s Fiscal Council and respective alternates

The Company’s Management proposes to resolve on the election of the following full members and their respective alternates to the Company’s Fiscal Council, for a term of office that shall last until the Annual General Meeting of 2026, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the Shareholders the election of the following ticket, nominated by Novonor and Petrobras:

FULL MEMBERS	ALTERNATES
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO
ANA PATRÍCIA SOARES NOGUEIRA	HEIDER JOSUÉ DE AQUINO NASCIMENTO
MAURÍCIO NOGUEIRA	CAIO CESAR RIBEIRO
PAULO CÍCERO DA SILVA NETO	FERNANDA BIANCHINI EGERT

The alternate member candidates listed above are attached to the respective full members.

The information on the professional experience of the candidates nominated to form the ticket is available in Exhibit II, pursuant to article 11, item I, of CVM Ruling 81 (items 7.3 to 7.6 of the Reference Form).

If there is a separate election of one (1) member and his/her respective alternate to the Fiscal Counsel, pursuant to article 161, paragraph 4, (a), of the Corporations Law, the Fiscal Counsel shall be composed of all the members indicated on the ticket and the effective member and respective alternate elected in a separate vote.

4.               Setting the annual global compensation limit of the Company’s managers and Fiscal Council members for the fiscal year to be ended on December 31, 2025.

The total amount proposed for the 2025 fiscal year for the annual and overall compensation of the Managers, pursuant to article 152 of the Corporations Law, is up to BRL 78,000,000.00 (seventy-eight million reais), including fixed and variable fees, as well as applicable benefits, net of social charges borne by the employer.

Additionally, the Management proposes the amount of BRL 1,115,100.00 (one million, one hundred and fifteen thousand, one hundred reais) referring to the compensation of the members of the Fiscal Council, observing the provisions of article 162, paragraph 3, of the Brazilian Corporations Law.

Pursuant to article 13 of CVM Ruling No. 81, this Proposal contains thorough information referring to the setting of the compensation for the Managers and the Fiscal Council, pursuant to its Exhibits III and IV.

I.	Shareholders’ Participation:

The Meeting will be held exclusively digitally, for which reason the Shareholder's participation can only be:

(a)       via remote voting ballot (“Ballot”), and the detailed instructions regarding the documentation required for remote voting are contained in the Ballot and in the Manual for Shareholder Participation in the Meeting, which can be accessed through the websites of the Company (www.braskem-ri.com.br), of the CVM (www.cvm.gov.br) and of B3 (www.b3.com.br); and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Ruling 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Ballot or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the ballot shall be disregarded.

Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 26, 2025, the following documents:

(i)	proof issued by the financial institution depositary of the book-entry shares of its ownership, proving the ownership of the shares up to eight (8) days prior to the date of the Meeting;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (i) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Ruling 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Below we describe detailed information about the deadlines and procedures for participating in the Meeting:

(a)       Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Ruling 81, allowing its Shareholders to send their votes: (i) through their respective custody agents or central depository; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations through the website https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/atendimento/perguntas-frequentes or through e-mail PreAtendimentoEscritural@itau-unibanco.com.br); or (iii) directly to the Company: (iii.1) physically, by sending it to the office located at Rua Lemos Monteiro, nº 120, 24º andar, City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) electronically, to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, in accordance with the guidelines contained in the Ballot itself.

(b)       Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, by April 26, 2025, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed above, in the Meeting Call Notice and in the Manual to Participate in the Meeting), noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Ruling 81.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above, as already stated in the Manual to Participate in the Meeting.

The Shareholder that participates through the Digital Platform or whose remote voting Ballot has been deemed valid by the Company shall be considered present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 47, paragraph 1, of CVM Ruling 81.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 4:00 p.m. of April 28, 2024), it shall get in touch with the Company through phone numbers +55 (11) 3576-9531 – in any event, before 12:00 p.m. of April 28, 2025, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

* * *

EXHIBIT	PAGE
EXHIBIT I - Comments by the Company’s managers, pursuant to item 2 of the Reference Form.	9
EXHIBIT II – Nomination of candidates appointed by Novonor and Petrobras to occupy the positions of full and alternate members of the Fiscal Council of the Company, under article 11, item I, of CVM Ruling 81.	72
EXHIBIT III – Proposal for management compensation, pursuant to article 13, item I of CVM Ruling 81.	97
EXHIBIT IV – Proposal for management compensation, as per information in item 8 of the Reference Form, pursuant to article 13, II of CVM Ruling 81.	100

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

ANNEX I

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2025

Comments by the Company's managers on the Company's financial situation, pursuant to Section 2 of its Reference Form

2. Directors' comments

Introduction

The financial information contained in this item 2 refers to and should be read in conjunction with the Consolidated Financial Statements for the fiscal year ended December 31, 2024, and their respective notes. The information in this item 2, unless otherwise indicated, is expressed in millions of reais.

For the purposes of this Annex I, all references to the Company include Braskem S.A. and its subsidiaries, in accordance with the criteria used to consolidate the Company's Consolidated Financial Statements.

The Consolidated Financial Statements for the fiscal year ending December 31, 2024, were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards, or IFRS.

The comments of the Company's directors constitute an opinion on the impacts or effects of the data presented in the Financial Statements on the Company's financial situation and are intended to provide investors with information that will help them compare the Financial Statements for the fiscal year ending December 31, 2024, as well as understand the changes in the main lines of these Financial Statements between the periods analyzed and the main factors that explain these variations. The Company's management cannot guarantee that the financial situation and results obtained in the past are indicative or that they will be reproduced in the future.

The information contained in this item should be read and analyzed in conjunction with the information contained in the complete Financial Statements and their respective explanatory notes, available on the Company's website (www.braskem-ri.com) and on the CVM's website (www.cvm.com.br).

The terms "HA" and "VA" in the columns of certain tables in item 2 generally stand for "Horizontal Analysis" and "Vertical Analysis", respectively.

2.1 – Directors' comments on financial and equity conditions

2.1.a – General financial and asset conditions

The directors believe that the Company's financial and equity conditions are compatible with its area of activity and sufficient to implement its Goals of meeting the needs of its clients in the value chain of the chemical, petrochemical and plastics industry in Brazil and worldwide, seeking to generate value for its shareholders.

On December 31, 2024, the company recorded a loss for the year attributable to shareholders[1] of R$11.3 billion, mainly due to the impact of the negative exchange rate variation on the financial result in the amount of R$11.5 billion. With regard to the Company's equity conditions, on December 31, 2024, the total equity attributable to the Company's shareholders¹ was negative by R$4.8 billion. Thus, in the fiscal year ended December 31, 2024, the Company had a consolidated financial leverage of 8.68x in Brazilian reais and 7.42x in US dollars, the calculation of which is shown in item 2.5 of this form.

The Company's liquidity indicators for the fiscal year ending December 31, 2024, are shown in the table below:

Fiscal year ended on December 31, 2024
Current Liquity (1)	1.31x
General Liquity (2)	0.96x
(1) Current Liquidity = Current Assets / Current Liabilities (2) General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities)

2.1.b – Capital structure

The Company's consolidated capital structure for the fiscal year ended December 31, 2024, was:

Millions of BRL
Equity	(4,782)
Third Party Capital	106,357

The Company uses the capital markets as its main source of funds, also obtaining funds from commercial banks, development banks, credit agencies and working capital. The Company's corporate financial strategy remains focused on maintaining a long average debt term and a robust liquidity position.

2.1.c – Payment capacity in relation to the financial commitments undertaken

The Company's directors seek to maintain the Company's liquidity and debt levels so that present and future obligations can be met and to capture commercial opportunities as they arise, considering the risks and uncertainties existing in the Company's operating activities.

The Company assumed debt (raising funds from third parties) in the fiscal year ended December 31, 2024, in the total amount of R$5.6 billion, without considering the raising of funds from third parties carried out by the subsidiary Braskem Idesa and its subsidiaries. The strategy is aimed at lengthening the debt profile and strengthening the company's liquidity. Braskem Idesa and its subsidiaries assumed commitments (raising funds from third parties) in the amount of R$1.1 billion in the fiscal year ended December 31, 2024.

[1] Não considera a participação de acionistas não controladores em controladas.

In the year ending 2024, the Company pursued to maintain its high level of liquidity, reflecting its ability to pay via operating cash generation and maintenance of the international revolving credit line, thus guaranteeing coverage of its financial obligations in 47 months. This coverage period does not include the liquidity and obligations of Braskem Idesa and its subsidiaries.

The Company's ability to pay may be affected by various risk factors. In summary, the Company's main cash requirements comprise: (i) financing working capital; (ii) paying debt service; (iii) investments (CAPEX) in operations, modernization and strategic investments; (iv) paying taxes; and (v) paying dividends to the Company's shareholders, when applicable. To meet these cash needs, the company has traditionally relied on cash generated by operating activities, third-party capital and working capital management.

In the fiscal year ended December 31, 2024, the Company had the following risk assessments on a global scale by the rating agencies Standard & Poor's and Fitch Ratings:

Rating Agencies	Rating
Fitch Rating	BB+ Negative Outlook
Standard & Poor’s	BB+ Negative Outlook

2.1.d – Sources of financing for working capital and investments in non-current assets used

As stated in the previous item, the Company used funds from its commercial operations in general and third-party funds to finance working capital and investments in non-current assets in the period (see item 2.1.f below for more details on the relevant loan and financing agreements).

With regard to working capital, the company actively manages its receivables and payment deadlines and inventory levels. As part of this management, the Company carries out financial operations to advance its accounts receivable from customers with financial institutions and funds for the acquisition of receivables. In addition, the Company provides letters of credit issued by financial institutions to certain suppliers and has payment agreements with financial institutions, as well as forfaiting contracts that allow certain suppliers to assign their receivables to the Company (to anticipate payment).

2.1.e – Sources of financing for working capital and investments in non-current assets that it intends to use to cover liquidity shortfalls

Through active financial management, the Company will be able to make up for any liquidity shortfalls through a combination of: (i) resources originating from its operations in general; (ii) resources originating from financing, including new funding and refinancing of existing debts; and (iii) resources originating from the reduction in the operating cycle and consequent reduction in the need for working capital financing. The Company also has a revolving credit line contracted abroad in the amount of US$1.0 billion, maturing in 2026, which can be used in the event of a need for additional liquidity.

2.1.f – Levels of indebtedness and the characteristics of such debts

The Company's debt profile can be summarized in the following tables, which are separated into Braskem's corporate debt profile, which does not consider the debt of Braskem Idesa and its subsidiaries, and the debt profile of Braskem Idesa and its subsidiaries.

Braskem Corporate Debt (does not include Braskem Idesa and its subsidiaries)	Fiscal year ending December 31, 2024 (R$ million)
Short-term debt	2,278
Long-term debt	50,954
Total	52,323
Debts in Brazilian reais	8%
Debts subject to exchange rate variations	92%
Debts subject to exchange rate variations of other currencies	0%
Unsecured debts	98%
Debts covered by real guarantees	2%
Debts covered by other types of guarantees	0%

Indebtedness of Braskem Idesa and its subsidiaries	Fiscal year ending December 31, 2024 (R$ million)
Short-term debt	857
Long-term debt	14,277
Total	15,134
Debts in Brazilian reais	0%
Debts subject to exchange rate variations	100%
Debts subject to exchange rate variations of other currencies	0%
Unsecured debts	0%
Debts covered by real guarantees	100%
Debts covered by other types of guarantees	0%

Braskem's debt amortization schedule is summarized in the table below, segregated between Braskem's schedule, without considering Braskem Idesa and its subsidiaries, and the schedule of Braskem Idesa and its subsidiaries:

Braskem (does not include Braskem Idesa and its subsidiaries)	2025	2026	2027	2028	2029	2030	2031	2032	2033 onwards	TOTAL
	(R$ million)
Brazilian Currency	0,4	489	345	672	1,886	115	557	100		4,180
Foreign currency	2,278	1,593	1,753	7,823	253	9,450	5,048		20,985	49,052
Total	2,278	2,082	2,098	8,495	2,139	9,565	5,605	100	20,985	53,232

Braskem Idesa and its subsidiaries	2025	2026	2027	2028	2029	2030	2031	2032	2033 onwards	TOTAL
	(R$ million)
Brazilian Currency	-	-	-	-	-	-	-	-	-	-
Foreign currency	857	37	11	1,610	5,392	-	-	7,227	-	15,134
Total	857	37	11	1,610	5,392	-	-	7,227	-	15,134

2.1.f (i) – Relevant loan and financing agreements

The following are presented below: (i) the main conditions, guarantees and restrictive clauses linked to loan and financing agreements classified as material; (ii) other long-term relationships with financial institutions; (iii) the degree of subordination between debts; and (iv) any restrictions imposed on the issuer.

BRASKEM FINANCING

Foreign currency	Average interest rates (% p.a.)	Maturity Date	Principal outstanding balance and interest on 12/31/2024
			US$ million	Millions of BRL
Bonds	Described in item (a) below	Described in item (a) below	7,093	43,921
Debts indexed to SOFR (1)	1.67	jan/2025 to feb/2031	838	5.191
Others	5.65	jan/2025 to aug/2028	62	384
(1) Includes BRL 2,369 million of financing contracted by subsidiaries Braskem Netherlands Finance B.V. and Braskem Netherlands B.V. with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, guaranteed by Braskem; BRL 599 million in financing contracted by subsidiary Braskem America with insurance from Euler Hermes, a German export credit agency; and BRL 103 million of financing contracted by Braskem S.A. with a term of 7 years and guaranteed with plant assets.

Brazilian Currency	Average interest rate (% p.a.)	Maturity Date	Outstanding principal and interest at 31/12/2024
			US$ million	R$ million
Debentures	Described in item (b) below	Described in item (a) below	497	3,075
Debts indexed to the IPCA	6.04	jan/2025 to feb/2031	47	291
Debts indexed to the CDI	1.47	mar/2025 to jul/2027	134	827
Others	6.72	jan/2024 to may/2026	1	8

(a)	Bonds
Date of Issue	Operation Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest		Repayment of Principal	Outstanding Balance Principal Amount and Interest 12/31/2024
				Coupon (% p.a.)	Payment		Millions of USD	Millions of BRL
jul/11 and jul/12	USD	750	jul/41	7.13%	Biannually	Final	584	3,614
out/17	USD	1,250	jan/28	4.50%	Biannually	Final	1,198	7,417
nov/19	USD	1,500	jan/30	4.50%	Biannually	Final	1,521	9,418
nov/19	USD	750	jan/50	5.88%	Biannually	Final	768	4,758
jul/20 (1)	USD	600	jan/81	8.50%	Biannually	Final	246	1,526
fev/23	USD	1,000	feb/33	7.25%	Biannually	Final	1,028	6,364
set/23	USD	850	jan/31	8.50%	Biannually	Final	884	5,472
out/24	USD	850	oct/34	8.00%	Biannually	Final	864	5,352
Total							7,093	43,921
(1) This bond has options for amortization at par, by the Company, for periods of 90 days prior to each interest redefinition, with the first interest redefinition occurring in January 2026 and the others every 5 years thereafter. In November 2024, Braskem Holanda Finance concluded the repurchase offer for subordinated notes due 2081, having repurchased R$2,075 million in principal amount of the notes.

(b)      Debentures

Date of Issue	Series	Maturity Date	Interest		Outstanding Balance Principal Amount and Interest on 12/31/2024
			Index	Coupon (% p.a.)	Millions of USD	Millions of BRL
mar/13	Single (1)	mar/25	IPCA	6.00%	-	-
sep/13	Single (1)	sep/25	% of CDI	126.50%	-	-
jan/22	1st (2)	dec/28	IPCA	5.54%	109	676
jan/22	2nd (2)	dec/31	IPCA	5.57%	26	162
may/22	1st	may/29	CDI	1.75%	124	768
may/22	2nd	may/32	CDI	2.00%	40	248
aug/22	Single (3)	aug/29	CDI	1.75%	-	-
nov/22	1st	nov/29	CDI	1.70%	181	1,123
nov/22	2nd	nov/32	CDI	1.95%	16	98
Total					497	3,075

(1) On September 30, 2024, the balances of Cetrel and DAC were written off due to the completion of the sale of control of Cetrel S.A. ("Cetrel") to GRI - Gerenciamento de Resíduos Industriais S.A. ("GRI"), an entity controlled by Solví Essencis Ambiental S.A. ("Solví").

(2) Private debentures issued by Braskem, used as collateral for the issuance of Agribusiness Receivables Certificates ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(3) Debentures modified to unsecured kind in March 2023, as provided for in the issuance documents.

BRASKEM IDESA FINANCING

(a) Bonds¹

Date of Issue	Operation Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest		Repayment of Principal	Outstanding Balance Principal Amount and Interest on December 12/31/2024
				Coupon (% p.a.)	Payment		Millions of USD	Millions of BRL
nov/19 (¹)	USD	900	oct/29	7.45%	Quarterly	Final	908	5,498
oct/21 (²)	USD	1,200	feb/32	6.99%	Quarterly	Final	1,230	7,446
Total							2,139	12,943

(1) Braskem Idesa gave fixed assets with the same value as the bonds as collateral.

(2) Sustainability-linked bonds. Ten-year bonds, maturing in 2032, with 6,99% a.a. coupon, which may be increased by up to 0.37% p.a. in the event of non-compliance with the sustainability target, which consists of reducing absolute greenhouse gas (GHG) emissions by 15% from a 2017 baseline by the end of 2028. Braskem Idesa pledged fixed assets as collateral in the same amount as the bonds raised.

(b) Other

Date of Issue	Operation Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Outstanding Balance Principal Amount and Interest on December 12/31/2024
				Index	Coupon (% p.a.)	Payment	Millions of USD	Millions of BRL
oct/21 (¹)	USD	150	oct/26	Term SOFR	4.25%	Quarterly	107	647
nov/23 (²)	USD	384	oct/28	Term SOFR	3.25%	Quarterly	320	1.936
Total							412	2,583

(1) On March 28, 2024, Braskem Idesa obtained an extension of waiver of calculating the leverage ratio (covenant) until March 30, 2025. In this sense, although Braskem Idesa is not in default or has been requested to accelerate this debt by creditors, as the waiver does not cover a period of at least 12 months, the principal amount of the financing of BRL 631 million was classified as current liabilities on (2023: BRL 502 million). Braskem Idesa has pledged fixed assets and other rights (such as shares and receivables) as collateral. Braskem Idesa has punctually settled its debt service obligations as established in the financing agreement and maintains a cash and cash equivalents position of R$1,205 million as of December 31, 2024 (2023: R$1,562 million).

(2) Financing taken out by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem provided a capital support commitment to cover 50% of the contingent capital contribution obligations under Terminal Química's financing until the conclusion of the construction period, with the other 50% being provided by the other shareholder.

2.1.f (ii) – Long-term relationships with financial institutions

In addition to the relations derived from loan and financing agreements, whose more relevant items were described in item 2.1.f (i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives, as presented in note 18,7 of its Consolidated Financial Statements as of December 31, 2024:

2.1.f (iii) – Grau de subordinação entre as dívidas da Companhia

In the event of a universal creditors' contest, the subordination between the obligations recorded in liabilities will take place in accordance with the provisions of Law No. 11.101/2005, updated by Law No. 14.112/2020, in the following order: (i) social and labor obligations; (ii) secured claims; (iii) taxes payable; (iv) unsecured claims; (v) subordinated claims; and (vi) interest accrued after the decree of bankruptcy.

Braskem (ex-Braskem Idesa) Fiscal year ended on December 31, 2024 (1)
Subordination	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Senior	No Security Interest	1,887	12,204	2,046	34,303	50.439
Senior	With Security Interest (Debt service reserve account)	244	535	132	198	1.110
Senior	With Security Interest (Other assets)	97	76	-	-	173
Subordinated	No Security Interest	53	-	-	1,457	1.510
Total		2.281	12,815	2,178	35,958	53,232

(1) The balances presented above refer to the financing and debenture headings (current and non-current) presented in the Company’s

Consolidated Financial Statements referring to the fiscal year ended on December 31, 2024.

Braskem Idesa Fiscal year ended on December 31, 2024 (1)
Degree of Subordination	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Senior	With Security Interest	481	2,210	5,285	7,159	15,134

(1) The balances presented above refer to the financing and debenture headings (current and non-current) presented in the Company’s

Consolidated Financial Statements referring to the fiscal year ended on December 31, 2024.

For credit classification purposes, the Company's debts are covered by personal sureties, with the exception of the debts contracted with the financial institutions LEF (Limburgs Energie Fondas), Rabobank, Monforte and NEXI, which are covered by real guarantees and financial sureties. From a contractual point of view, except for the Bond issued in July 2020, there is no subordination among debts, so that the payment of each one of them must observe the maturity date established in each contractual instrument, independently of the payment of the other debts.

2.1.f (iv) – Restrictions imposed on the Company, especially with regard to indebtedness ratios and limits on new indebtedness, distribution of dividends, sale of assets, issuance of new securities, and sale of ownership control.

The debts in which the Company acts as issuer or guarantor do not have restriction in relation to the limits for certain indicators connected with the indebtedness capacity and with the payment of interest. However, some of these financing agreements contain other obligations that restrict, among others, the ability of the Company and most of its subsidiaries to pledge, merger, merge, transfer or otherwise dispose of all or substantially all of their assets.

The covenanted restrictions have not resulted in the acceleration of any of the financing agreements entered into by the Company.

2.1.g – Limits of the contracted funding and percentages already used

On December 31, 2024, the credit limits taken out by the Company had been entirely used, except for the revolving credit facility in the amount of USD 1 billion, to become due in 2026.

2.1.h – Material changes in each item of the financial statements

Income Statement (Millions of BRL) CONSOLIDATED	dec/24 (A)	VA %	dec/23 (A)	VA %	dec/24 x dec/23 (A)/(B)
Net revenue from sales and services	77,411	100%	70,569	100%	10%
Cost of the products sold	(71,414)	(92%)	(67,548)	(96%)	6%
Gross profit	5,997	8%	3,021	4%	99%
Selling and distribution expenses	(1,991)	(3%)	(1,916)	(3%)	4%
Impairment of accounts receivable and others from clients	108	0%	(83)	0%	N/A
General and administrative	(2,639)	(3%)	(2,472)	(4%)	7%
Research and development	(463)	(1%)	(383)	(1%)	21%
Equity interest income	(21)	0%	7	0%	N/A
Other net revenues (expenses)	(2,070)	(3%)	(966)	(1%)	114%
Income before other net financial expenses and taxes	(1,080)	(1%)	(2,792)	(4%)	(61%)
Net financial income	(16,654)	(22%)	(3,400)	(5%)	N/A
Financial expenses	(6,853)	(9%)	(5,589)	(8%)	23%
Financial revenues	1,719	2%	1,678	2%	2%

Result with derivatives and exchange variations, net	(11,520)	(15%)	511	1%	N/A
Profit (loss) before income tax and social contribution	(17,734)	(23%)	(6,192)	(9%)	186%
Income tax and social contribution – current and deferred	5,681	(7%)	1,302	2%	N/A
Net profit (loss) for the period	(12,053)	(16%)	(4,890)	(7%)	146%
Attributable to
Company Shareholders	(11,320)	(15%)	(4,579)	(6%)	147%
Interest of Non-Controlling Shareholders in Controlled Companies	(732)	(1%)	(311)	0%	136%

The main changes in the operating results for the last fiscal year are explained as follows:

NET REVENUE FROM SALES AND SERVICES

Net sales and services revenue decreased by BRL 6,842 million, or 10%, to BRL 77,411 million in 2024, from BRL 70,569 million in 2023 mainly due to, (i) the increased price in the international market for PE, PP and main chemicals in the Brazil/South America segment, PP in the United States and Europe and PE in the Mexico segment; (ii) the increase in the sales volume of main chemicals in the Brazilian market in the Brazil/South America segment; (iii) the increase in the sales volume of PE in the Mexico segment; and (iv) the depreciation of the average real against the average dollar of 8% in the period.

COST OF PRODUCTS SOLD AND GROSS PROFIT

Cost of goods sold increased by BRL 3,866 million, or 6%, to BRL 71,414 million in 2024, from BRL 67,548 million in 2023 mainly due to (i) the depreciation of the average real against the average dollar of 8% in the period; and (ii) the BRL 1,937 million increase in the cost of goods sold in the United States and Europe segment due to the 14% and 9% increase in the international references for the price of propylene in the United States and Europe, respectively.

Gross profit increased by BRL 2,976 million, or 99%, to BRL 5,997 million in 2024 from BRL 3,021 million in 2023. Gross margin (gross profit as a percentage of net revenue) rose to 7.7% in 2024 from 4.3% in 2023.

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses increased by BRL 75 million, or 4%, to BRL 1,991 million in 2024, from BRL 1,916 million in 2023, mainly due to the depreciation of the average real against the average dollar of 8% in the period, partially offset by the result of the implementation of fixed and variable cost reduction initiative.

(REDUCTION) REVERSAL TO RECOVERABLE VALUE OF ACCOUNTS RECEIVABLE AND OTHER FROM CUSTOMERS

The impairment of accounts receivable and others from clients decreased by by BRL 191 million, to an income of BRL 108 million in 2024, from an expense of BRL 83 million in 2023, explained mainly by the reversal of provisions due to the regularization of customer debts in Brazil.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by by BRL 167 million, or 7%, to BRL 2,639 million in 2024, from BRL 2,472 million in 2023, mainly due to (i) higher contract termination costs; and (ii) the depreciation of the average real against the average dollar of 8% in the period. These effects were partially offset by lower third-party services and legal expenses as a result of the implementation of initiatives to reduce fixed and variable costs in the Brazil/South America segment. General and administrative expenses as a percentage of net revenue was 3.4% in the year ended December 31, 2024, compared to 3.5% in the corresponding period of 2023.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by BRL 80 million, or 21%, to BRL 463 million in 2024, from BRL 383 million in 2023, mainly explained by higher expenses for employees and benefits, and for the new technology center in Boston.

EQUITY INTEREST INCOME

Equity interest income decreased by BRL 28 million, to an expense of BRL 21 million in 2024, from an income of BRL 7 million in 2023, due to the net loss recorded by the investee Refinaria de Petróleo Riograndense (RPR). This effect was partially offset by an increase in the profit of Borealis Brasil S.A.

OTHER REVENUES

Other revenues decreased by BRL 791 million, or 45%, to BRL 978 million in 2024, from BRL 1,769 million in 2023 mainly due to (i) the settlement of claims signed with insurance companies in 2023; and (ii) the recognition of PIS and COFINS tax credits for inputs considered essential and relevant in 2023; partially offset by (iii) the tax regularization carried out through the Acordo Paulista program; and (iv) the gain on the sale of control of Cetrel.

OTHER EXPENSES

Other expenses increased by BRL 314 million, or 11%, to BRL 3,049 million in 2024, from BRL 2,735 million in 2023, mainly due to the annual review of the environmental provisions of the industrial units located in Brazil in the net amount of R$200 million.

INCOME BEFORE OTHER NET FINANCIAL EXPENSES AND TAXES

Earnings before net financial expenses and taxes increased BRL 1,713 million, to a negative result of R$1.080 billion in 2024, from R$2.792 billion in 2023, mainly due to the higher income before net financial expenses and taxes of all the Company's reportable segments:

(a) the result before net financial expenses and taxes of the Brazil segment, which increased by BRL 1,991 million, or 106%, to BRL 119 million in 2024, from a loss of BRL 1,872 million in 2023. The Brazil segment's operating margin, defined as a percentage of income before net financial expenses and taxes divided by net sales and services revenue, increased to 0.2% in 2024, compared to an operating margin of -4% in 2023, mainly explained by (i) the increase in the average international resin price benchmark; (ii) an increase in the average international reference price for main chemicals; (iii) an 11% increase, or 268 thousand tons, in the sales volume of main chemicals in the Brazilian market; and (iv) an 8% depreciation of the real against the dollar between the periods;

b) the result before net financial expenses and taxes of the United States and Europe segment, which decreased by BRL 345.8 million, or 39%, to BRL 542 million in 2023, compared to BRL 887 million in 2023. The operating margin of the United States and Europe segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and services revenue, decreased to 3% in 2024, compared to an operating margin of 5% in 2023, mainly due to (a) (i) the increase in international propylene price references in the United States and Europe; and (ii) the depreciation of the average real against the average dollar of 8% between the periods;

(c) the result before net financial expenses and taxes of the Mexico segment, which increased by BRL 468 million, or 139%, to BRL 131 million in 2024, from a loss of BRL 337 million in 2023. The Mexico segment's operating margin, defined as a percentage of income before net financial expenses and taxes divided by net sales and services revenue, increased to 3% in 2024, compared to an operating margin of -8% in 2023, mainly explained by (i) the 42 thousand tons, or 5%, increase in PE sales volume in the year; (ii) the 17% increase in the PE spread in the international market; and (iii) the 8% depreciation of the average real against the average dollar between the periods.

FINANCIAL INCOME

Financial Expenses

Financial expenses increased by BRL 1,263 million, or 23%, to BRL 6,853 million in 2024, from BRL 5,589 million in 2023, mainly explained by (i) the increase in gross debt in the year, mainly due to the USD 850 million bond raised in October 2024, partially offset by the prepayment of the USD 363 million hybrid bond; (ii) the accounting of the transaction cost of the October 2024 bond raising; (iii) the increase in expenses for the Adjustment to Present Value of the Alagoas provision; and (iv) the depreciation of the average real against the average dollar in the period of 8%.

Financial Income

The financial revenues increased by BRL 41 million, or 2%, to BRL 1,719 million in 2024, from BRL 1,678 million in 2023, mainly explained by the reversal of the fair value provision on Braskem Idesa's Shareholder Loan, after its capitalization, partially offset by lower interest income from financial investments.

Results with derivatives and exchange variations, net

The result with derivatives and net exchange variation, decreased by BRL 12,032 million, to an expense of BRL 11,520 million in 2024, from an income of BLR 511 million in 2023, mainly as a result of the effects of (i) the depreciation of around 28% of the real at the end of the period against the dollar on the average annual net exposure to the dollar in the amount of USD 4.2 billion; and (ii) the depreciation of around 20% of the Mexican peso at the end of the period against the dollar on the average annual net exposure to the dollar of Braskem Idesa in the amount of USD 2.1 billion.

INCOME TAX AND SOCIAL CONTRIBUTION – CURRENT AND DEFERRED

Income tax and social contribution was positive, at BRL 5,681 million in 2024, compared to a positive amount of BRL 1,302 million in 2023, due to the higher loss before income tax and social contribution.

NET PROFIT (LOSS) FOR THE FISCAL YEAR

As a result of the foregoing, the Company recorded a loss of BRL 12,053 million, in 2024, compared to a net loss of BRL 4,890 million in 2023, mainly due to (i) the negative impact of BRL 11,502 million from exchange rate variations in the year; and (ii) updating the accounting provision related to the geological event in Alagoas by BRL 2,237 million.

CASH FLOW

Cash Flow Statement (Millions of BRL) CONSOLIDATED)	Dec/24 (A)	Dec/23 (B)	Dec/24 vs. Dec/23 (A)/(B) AH (%)
Net cash (used) generated by operating activities	2,434	(2,273)	N/A
Cash used in investing activities	(3,484)	(4,524)	(23%)
Net cash generated from (used in) financing activities	470	8,874	(95%)
Exchange variation on cash of foreign subsidiaries	1,380	(356)	N/A
Increase (decrease) in cash and cash equivalents	799	1,721	(54%)

Cash flows generated by Operating Activities

Net cash used in operating activities totaled BRL 2,434 million in 2024. Net cash used in operating activities increased by BRL 4,707 million in 2024, compared to 2023, due to:

(a) the higher operating result impacted mainly by (i) the higher petrochemical spreads of PE and main chemicals in the Brazil segment, PP in the United States and Europe and PE in the Mexico segment; (ii) the higher sales volume of main chemicals in the Brazil segment and PE in the Mexico segment; and (iii) the depreciation of the average real against the average dollar of 8% between the periods;

(b) the positive change in working capital in the period; and

(c) payments related to the Alagoas Geological Event.

Cash Flows Used in Investing Activities

Net cash used in investing activities was BRL 3,484 million in 2024, lower compared to the net cash used in investing activities in 2023 (BRL4,524 million).

In 2024, investment activities involving the Company’s cash in a consolidated manner were mainly, from (i) acquisitions of fixed assets in the Brazil segment, which were allocated mainly to industrial operations, including investments related to operational efficiency, HSE, productivity and modernization; (ii) acquisitions of fixed assets in the United States and Europe segment, allocated to both industrial operations and strategic projects; and (iii) acquisitions of fixed assets in Mexico for operational and strategic projects, such as the construction of the ethane import terminal through Terminal Química Puerto México. These effects were partially offset by the funds obtained from the sale of control of Cetrel S.A.

Net cash generated from (used in) financing activities

The cash generation in financing registered, in 2024, the amount of BRL 470 million, mainly from the following operations:

•	BRL 5.263 million (USD 850 million) by issuing a bond on the international market maturing in 2034 at a pre-fixed rate of 8.0%;
•	BRL 1.276 million related to the drawdown of TQPM's financing, obtained for the construction of the ethane terminal; and
•	BRL 619 million through credit facilities with banks.

During 2024, the Company paid:

•	BRL 2.285 million, related to the partial redemption of debt securities maturing in 2081 at a pre-fixed rate of 8.5% p.a.;
•	BRL 1.548 million, referente ao pagamento de linhas de crédito para exportação;
•	BRL 1.180 million, referring to the payment of aggregate expenses relating to leasing contracts;
•	BRL 750 million referring to the redemption of debentures maturing in 2029 and with a post-fixed rate of CDI + 1.75%.

2.2 – Officers' comments on operating and financial results:

2.2.a – Results from the Company’s transactions

(i) description of any significant revenue element

The information in this item is presented in item 2.2 (b) below.

(ii) factors with a material impact on operating results

Growth of Brazil’s GDP and Domestic Demand for the Company’s Products

In the fiscal year ended December 31, 2023, internal sales and exports of the Brazil segment represented 69% of the consolidated net revenue of all segments of the Company. Therefore, the Company’s sales volume is affected by the economic scenario of the country and in the other countries in which it operates. The results of transactions and the financial condition have been, and will continue to be, affected by the rate of growth or contraction of Brazilian, U.S., European, and Mexican GDP, and by global growth or contraction rates.

The following table shows the growth rates of the Brazilian GDP and other relevant macroeconomic indexes for the periods presented:

Fiscal year ended December 31, 2024
GDP Increase/Decrease (1)	3.4%
Inflation (IGP-M) (2)	6.5%
Inflation (IPCA) (3)	4.8%
CDI rate (4)	11.8%
Appreciation (depreciation) of Real vs. U.S. Dollar	(28%)
Foreign exchange rate at the end of the period rate (USD 1.00)	BRL 6.1923

Sources:

(1) Brazilian GDP measured according to Sistema IBGE de Recuperação Automática SIDRA.
(2) Inflation measured according to the general market price index (Índice Geral de Preços-Mercado) (IGP-M) by Fundação Getúlio Vargas.
(3) Inflation measured according to the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo) (IPCA) by the IBGE.
(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period, by Demab).

Brazilian GDP growth has fluctuated significantly, and the Company’s management believes that it will likely continue to do so. Management believes that the impact of economic growth in Brazil would likely positively affect the sales volume of its products in the Brazilian market, net sales and service revenues and operating results in the future. However, slow economic growth or a recession in Brazil would likely lead to a reduction in sales volumes in the Brazilian market, potentially having a negative impact on operating results.

According to the IMF, the global economy is resilient and should remain stable, amid disinflation progress. The world’s GDP expanded 3.5% in 2022, 3.3% in 2023 and is expected to reach 3.1% in 2024 and 3.3% in 2025.

Effects of Fluctuations on Exchange Rates between the Real and the U.S. Dollar

The Company’s results of transactions and financial condition have been and will continue to be affected by the rate of depreciation or appreciation of Real against the U.S. Dollar since: (i) a substantial portion of its net revenue is denominated in or linked to U.S. dollars; (ii) the Company’s costs with feedstock and certain catalysts required in its production processes are incurred in U.S. dollars or are linked to said currency; (iii) some operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and (iv) the Company has significant amounts of U.S. dollar-denominated liabilities that require the Company to make principal and interest payments in U.S. dollars.

Virtually, all of the Company's sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. In general, the Company’s Management attempt to set prices that consider (i) the international market prices for its petrochemical products, and (ii) in Brazil, variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of its net revenue is denominated in reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

In turn, fluctuations of Real will affect the cost of naphtha, ethylene, propane, propylene and other U.S. dollar-linked or imported feedstock. The prices of feedstock that are under all of Petrobras’ contracts are linked to the U.S. dollar. The pricing formula includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate variations.

The depreciation of the Real against the U.S. dollar generally increases the production cost for the Company’s products, and we generally attempt to increase the Brazilian prices for its products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of its products. To the extent that its price increases are not sufficient to cover the increased costs for feedstock, its gross profit decreases. Conversely, the appreciation of the real against the U.S. dollar generally decreases the production cost for its products and we generally decrease the Brazilian prices for its products in reais, which may result in increased sales volumes of its products. In periods when the real/U.S. dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. dollar appreciates or depreciates and the time when we are able to pass on increased costs, or are required to pass on reduced costs, in reais to the Company’s customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

The Company can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in reais. Those operations can include call and put options and related strategies. For example, the Company may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, we may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with its financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in Reais.

The Company's consolidated U.S. dollar-denominated indebtedness represented 92.1% of its outstanding indebtedness as of December 31, 2024, excluding its debt related to Braskem Idesa. Considering Braskem Idesa and its subsidiaries debt it, the consolidated U.S. dollar-denominated indebtedness represented 93.9% of its outstanding indebtedness as of December 31, 2024.

As a result, when the real depreciates against the U.S. Dollar: (i) the interest costs on the U.S. dollar denominated debt increase in Reais, which adversely affects the consolidated net profits of operations in Reais; (ii) the amount of the U.S. dollar-denominated debt increases in Reais, and its total liabilities and debt service obligations in Reais increase; and (iii) financial expenses tend to increase as a result of foreign exchange losses recorded by the Company, mitigated by its decision to designate, on May 1, 2013, October 10, 2017, February 2, 2019, May 2, 2019, November 1, 2019, December 31, 2019, January 2, 2020, March 1, 2021, September 1, 2022, October 1, 2023 and October 31, 2024, a part of its U.S. Dollar denominated liabilities as a hedge for its future exports .

Export sales and sales through the United States and Europe Segment, which enable the Company to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of its U.S. dollar-denominated debt service obligations, but do not fully match them. To further mitigate its exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for its working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

The real/U.S. dollar exchange rate varied significantly over time. The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00, as of December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 to US$1.00, as of December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 to US$1.00, as of December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 to US$1.00 and as of December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.1923 to US$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Effects of Brazilian Inflation

Brazilian inflation affects the Company’s financial performance by increasing some of its operating expenses denominated in Reais (and not linked to the U.S. dollar). A significant portion of its cost of products sold, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of the Company’s Real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in the Company’s financial expenses and debt service obligations. In addition, a significant portion of its Real-denominated debt bears interest at the TLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on the Company’s Financial Performance

The Company has significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

During the fiscal year ended on December 31, 2024, 42.8% of the Company’s net revenue was derived from sales of its products outside Brazil, as compared 43.3% during 2023 and 41.8% during 2022.

Sales outside Brazil are important for the Company for diversification purposes in relation to regional supply and demand balance, macroeconomic factors, and the political environment. In line with its strategy, sales outside Brazil affect the Company's financial performance by hedging its operations against risks linked to Brazil.

Cyclical Events Affecting the Petrochemical Industry

Historically, the global petrochemical market has experienced alternating periods of limited supply, leading to the increase of global prices and profit margins, followed by periods of capacity additions, which puts downward pressure on utilization rates, global prices, and consequently operating margins, until demand catches up again, with new levels of product availability. This economic scenario is known as the petrochemical cycle.

Sales of petrochemicals and chemical products are linked to the global demand and production levels (supply x demand), which may be affected by macroeconomic factors, such as interest rates, oil prices, shifts to alternative products, innovation, consumer trends, regulatory and legislative oversight requirements, trade agreements, as well as disruptions, pandemics, or other global events. Therefore, its results are influenced not only by its activities but also by the industry and macroeconomic scenarios, over which we have no control, and which may adversely affect the Company’s results of operations.

However, sometimes new opportunities emerge from externalities, such as the shift in consumer behavior. An example derived from COVID-19 is that, from 2020 to 2022, a large part of the population shifted to home-office working, and therefore, increased the demand for several segments, such as packaging, healthcare, and construction. We believe that this outcome resulted in a less pronounced downward movement in the petrochemical industry.

These cyclical trends in international selling prices and operating margins, relating to global capacity shortfalls and additions, will likely persist, mostly due to the continuity of four general factors:

(i) cyclical trends in general business and macroeconomic activity produce swings in demand for petrochemicals;

(ii) during periods of reduced demand, the high fixed cost structure of the petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

(iii) significant capacity additions, whether through plant expansion or construction, can take three to four years to be implemented and are therefore necessarily based upon estimates of future demand; and

(iv) as competition in petrochemical products is, in most cases, focused on prices, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economy of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

In relation to the petrochemical scenario, three structural changes or supply shocks have impacted the global market dynamics, namely: the competitiveness of natural gas and ethane in the United States and the Middle East, which boosted ethane-based PE production and reduced naphtha's market share; (ii) China’s pursuit of self-sufficiency, aiming to lead global supply chains and integrate refineries, creating an oversupply in the industry; and (iii) the reconfiguration of refineries, especially in Europe, which has impacted and may continue to impact the cost of naphtha moving forward. These shocks, combined with slower-growing global demand, have resulted in a surplus of products, especially in China, the United States, and the Middle East, which impacted and continues to significantly impact the margins of the petrochemical industry.

These structural changes have impacted the usual dynamics of petrochemical cycles in the short and medium term, resulting in longer-lasting downturns. In this context, it is important to highlight that potential supply constraints, influenced by rationalizations of production capacities with marginal efficiency in the global cost curve, or upward trends in demand, such as the resolution of geopolitical conflicts and reconstruction of affected countries, could positively impact global operating rates, and consequently the industry's profitability in the short and medium term.

In the long term, the industry expects petrochemical cycles to return to the industry’s usual supply and demand fundamentals, where global demand growth absorbs the entry of new capacity while the industry waits to make decisions on new investments. Additionally, industry fundamentals, such as the competitiveness of different feedstock and global cost curves, may change in the long term, impacting new project announcements and the dynamics of petrochemical cycles.

During 2024, the high volatility of commodities continued, as in addition to the conflict between Ukraine and Russia, the conflict in the Red Sea between Israel and Hamas intensified and, also involving the participation of Iran, a country that represents 4% of global crude oil production (the same percentage as Brazil), increasing the risk in global oil supply.

Regarding supply, overbuilding continued to put pressure on petrochemicals, as China continues to move towards self-sufficiency without delays in current projects that may enter into operation in the coming years. Looking at the prices of PE, PP and PVC, the conflict ended up impacting the increase in sea freight rates in the market. Marginal producers sought some recovery from their losses accumulated in recent years, however, in September and October 2024, expectations about global demand were impacted by the announcements of economic stimulus by the Chinese government, which fell short of the market's expectations and increased the negative perception about the scenario, also putting pressure on oil prices.

Effects of fluctuating international prices for the main feedstock (naphtha, ethane, propane, and propylene)

Fluctuations in the international market price of naphtha have significant effects on the Company’s costs of goods sold and the prices that we are able to charge its customers for the Company’s first and second-generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine and, more recently, Israel, Hamas, Hezbollah and related conflicts in the Middle East, may lead to unpredictable effects on the global economy or the economies of the affected regions. These events have had and may continue to have negative impacts on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region in Texas and Henry Hub in the United States are used as a reference for the Company’s feedstock costs. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu and Henry Hub price of natural gas (and thus ethane, propane and butane) and increase its production costs or decrease the price of petrochemical products. External factors and natural events such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect its cost of products sold and results of operations.

The price of propylene is based on the US reference and is determined by three different processes: (i) refineries production (FCC – Fluidized Catalytic Cracking), steam cracking, and on-purpose production (PDH – Propane Dehydrogenation), since refineries are the major source of propylene in the United States; however, (ii) refineries can use propylene to make a few different products. Their desire to sell propylene on the open market depends on demand and price for gasoline along with a few other chemicals. For the steam cracker process, propylene is a co-product derived from the ethane, propane, and butane cracking processes, whose price dynamics correlate to the price of crude oil; and/or (iii) natural gas, as explained above. Steam cracker feedstock choice has a significant effect on propylene supply to the market since its volume production is different for each feedstock. During the last few years, ethane has been the main feedstock, due to its lower price and to the high polyethylene demand. For the PDH process, propane prices play an important role in propylene pricing, but it mostly sets the price floor, not the ceiling. This is because PDHs are the marginal propylene producer. The price ceiling is determined by the ability to sell propylene products, domestically and internationally.

Effects of the fluctuation of the international prices on the cost of products sold

Naphtha is the principal raw feedstock used by the Company’s chemicals operations that are part of its Brazil Segment. Naphtha and condensate accounted for 36.3% of the Company’s direct and indirect consolidated cost of products sold during 2024.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under a long-term supply contract with Petrobras and Acelen, and we import naphtha from other suppliers through the Company’s terminal at Aratú, in the State of Bahia and Petrobras’ terminal at Osório, in the State of Rio Grande do Sul. The prices that we pay for naphtha under these arrangements, other than its supply contract with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp (ARA) market price for naphtha. As a result, fluctuations in the ARA market price for naphtha have had a direct impact on the cost of its first-generation products.

The Company's contracts with Petrobras and Acelen provide for naphtha prices based on ARA quotations. The volatility of the quotation of this product in the international market, the Real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that we purchase from Petrobras. We believe that these contracts have reduced the exposure of the cost of its first-generation products to fluctuations in the ARA market price for naphtha.

The international price of naphtha has fluctuated significantly in the past, and the Company expects that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing of the Company’s products, generally reduce its gross margins and its results of operations to the extent that it is unable to pass all of these increased costs on to its customers and may result in reduced sales volumes of its products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing its products, generally increase its gross margins and its results of operations and may result in increased sales volumes if this lower cost leads the Company to lower its prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased, or required to pass on reduced, costs to the Company’s customers in Brazil. These pricing discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

The Company does not currently hedge its exposure to changes in the prices of naphtha because a portion of its sales are exports payable in foreign currencies and linked to the international market prices of naphtha, and also because the prices of polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects of the fluctuation of the international prices on the prices of products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are determined by international references linked to the contract prices for these products. Prices for second-generation products exported from Brazil are generally based on international spot market prices. Prices for products sold in the United States and Europe are set based on market pricing in such regions. The price for PE in Mexico is based on prices in the U.S. Gulf Coast region.

The Company negotiates the prices in Reais for part of its products, principally polyethylene, polypropylene and PVC, monthly with its domestic customers. The Company attempts to revise its prices to reflect (i) changes in the international market prices of these products, which tend to fluctuate in tandem with naphtha prices, especially for polyethylene, and (ii) the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, the Company is sometimes unable to fully reflect these changes in its prices in a prompt manner.

The international market prices of the Company's petrochemical products have fluctuated significantly, and this movement is expected to continue. Volatility of the naphtha prices and petroleum prices have effects on the price competitiveness of the Company's naphtha-based crackers and resins. Because pricing trends for naphtha and ethane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane generally have experienced lower unit feedstock costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas, as a consequence of higher oil prices, increases the competitiveness of products derived from ethane and may result in an effect on its results of operations to the extent that we are able to maintain its operating margins and increased prices do not reduce pressure in the international markets.

Significant increases in the international market prices of the Company’s petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales and services revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operational margins, the Company seeks to maintain a high capacity utilization rate at all of its industry units.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company’s principal products for the periods presented:

Fiscal year ended December 31, 2024
Ethylene Brazil (Petrochemical crackers)	72%
PE Brazil	73%
PP Brazil	75%
PVC Brazil	65%
PP USA and Europe	74%
PE Mexico	78%

In 2024, the average utilization rate of petrochemical crackers in Brazil remained in line with 2023, mainly due to the normalization of operations after the scheduled maintenance shutdown at the Bahia Petrochemical Complex in 4Q23, partially offset by the shutdown of operations at the Triunfo Petrochemical Complex, in Rio Grande do Sul, due to the extreme weather event that hit the state in the second quarter of 2024.

In the United States and Europe, the utilization rate was lower (-7 p.p.) compared to 2023, mainly due to (i) scheduled maintenance shutdowns at plants in Europe and at one plant in the United States; and (ii) unscheduled maintenance shutdowns at a plant in the United States during the 1st quarter of 2024 lasting approximately one month, and unscheduled maintenance shutdowns at plants in Europe during the 4th quarter of 2024.

In Mexico, the utilization rate of PE plants in Mexico was higher (+1%) compared to 2023, reaching the highest annual utilization rate since 2017 due to the greater availability of ethane. In 2024, the average supply of ethane was approximately 50 thousand barrels per day, higher than the volume supplied in 2023 (49.5 thousand barrels per day). The average supply of ethane by Pemex was approximately 29 thousand barrels per day, below the minimum contractual volume. Braskem Idesa imported through the Fast Track solution an average of approximately 21.1 thousand barrels of ethane from the United States.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

SUDENE – Income Tax Reduction

Since 2015, Braskem obtained a tax benefit with the effect of reducing 75% of CIT on income from the following industrial units: (i) PVC and chlor-alkali (cloro soda) units, established in the state of Alagoas; and (ii) Chemicals, PE, and PVC established in the city of Camaçari (BA). It benefits legal entities with projects for the implementation, modernization, or expansion of industrial enterprises. The benefit can be used for a period of ten years. The tax benefit for the units in Camaçari (BA) has been successfully renewed for an additional ten-year period, extending the benefits through 2035. The other units are under a process to renew the tax benefit. In 2024, the operations in Brazil recorded tax losses, therefore the benefit was not available for use.

PRODESIN –ICMS Incentive

Braskem has ICMS tax incentives in the state of Alagoas, through the state of Alagoas Integrated Development Program, or PRODESIN, which aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2024, the amount was BRL 28,3 million (BRL 28,3 million in 2023). As PRODESIN is considered an investment subsidy, it was allocated to its tax incentive reserve, pursuant to the Brazilian Corporate Law.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Brazilian Government approved the reduction of the PIS and COFINS tax rates on the purchase of feedstock by first and second-generation producers of the chemical and petrochemical industries. The measure aimed to partially restore the competitiveness of the domestic industry, weakened by factors related to infrastructure, productivity, feedstock and energy costs, and the exchange rate, which exerted pressure on the deficit in the trade balance of chemicals, which ended 2024 at a deficit of USD 49 billion, according to ABIQUIM.

Between 2013 and 2015, the REIQ credit rate was set at 8.25%, and after a few decreases, it would remain at 3.65% for an indefinite period. Since 2021, however, the Federal Government abruptly revoked the REIQ, without any prior business planning.

In 2022, demonstrating the importance of the chemical industry for Brazil's socioeconomic development, the sector and Congress ensured that the REIQ would return to effect with decreasing rates until the end of 2027. In 2023 the credit rate was set at 1.46%, for 2024 the credit rate is 0.73% and it should so remain until the end of the regime. For the year ended December 31, 2024, the Company fully achieved all the conditions of said decree recognizing in results the amount of BRL 277 million of such tax credit.

Braskem also secured approval for projects under REIQ (“REIQ Investments”), to obtain an additional tax incentive at a rate of 1.5%, tied to investments in expanding production capacity. We have started reporting these incentives through an ancillary obligation called DIRBI. Based on data submitted to the Brazilian Federal Revenue Service in 2024, the total incentive of REIQ Investments reached BRL 37 million.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased. The Reintegra program currently remains at a refund rate of 0.1%. This rate is expected to persist, as the Supreme Court of Brazil has ruled that Reintegra constitutes a tax subsidy for exporters. For the year ended December 31, 2024, the Company recognized in results the amount of BRL 8,6 million of such tax credit.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax incentives to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

As of January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12.0% to 4.0% on interstate sales of imported feedstock and other goods or goods with an Import Content above 40.0%. Except for some exceptions, the tax rate of 4.0% is not applicable to imported goods with no similar national goods, to goods produced in compliance with the basic production processes and to the operations that distribute gas from abroad to other States. As a result, current tax incentives offered by some Brazilian states for the import of goods in the form of discounts on ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company establishes the sale prices for the ethylene based on international market prices. The prices paid by second-generation producers for imported first-generation petrochemicals reflect, in part, transportation costs, taxes and tariffs. The Company sets prices for ethylene by-products, such as butadiene, by reference to various market factors, including prices paid by second-generation producers for imported products, which also take into account transportation costs, taxes and tariffs.

Adjustments of tariffs could lead to increased competition from imports and cause the Company to lower its domestic prices and impact the demand for its products, which would likely result in lower net revenue and could negatively affect its overall financial performance. Additionally, the products we export to the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally balance the level of competition of its products produced locally and any future adjustments to these tariff structures could negatively impact its sales in these jurisdictions. Future trade agreements entered into by Brazil, the Mercosur, the United States or the European Union could also lead to increased competition from imports and lower domestic prices.

Imports and exports within the free trade area in South America (Southern Common Market), or Mercosur, which is composed of Argentina, Brazil, Paraguay, and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Ecuador, Israel, Peru, and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension PVC from Mexico to reduced tariffs of 80% of MFN, due to trade agreements.

As of December 31, 2023, the import tax applied to Braskem resins (PE, PP and PVC) was 12.6% according to TEC levels.

Measures applied in 2024

The Executive Management Committee ("Gecex") of the Foreign Trade Chamber ("Camex") approved the temporary increase of the import tax from 12.6% to 20%, by including the following products in the Camex List of Temporary Tariff Increases due to Conjunctural Trade Imbalances:

(i)	PE Resins:
•	Polyethylene with a density of less than 0.94, without fillers (NCM 3901.10.10)
•	Other polyethylenes without fillers, density >= 0.94, in primary forms (NCM 3901.20.10)
•	Other copolymers of ethylene and vinyl acetate, in primary forms (NCM 3901.30.10)
•	Copolymers of ethylene and alpha-olefin, with a density of less than 0.94 (NCM 3901.40.10)

(ii)	PP Resins:
•	PP without fillers, in primary form (NCM 3902.10.20)
•	Copolymers of propylene, in primary forms (NCM 3902.30.00)

(iii)	PVC Resin:
•	PVC, not mixed with other substances, obtained by suspension process (NCM 3904.10.10)

This measure is valid from October 15, 2024, to October 14, 2025.

As of December 31, 2024, the import tax applied to Braskem resins (PE, PP and PVC) was 20% applying the measures mentioned above.

In addition, since the 1990s, imports of PVC in suspension from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0% respectively, which were imposed by the Brazilian Chamber of Foreign Trade (Câmara de Comércio Exterior), or CAMEX. Since 2008, suspended PVC imports from China have also been subject to anti-dumping duties of 21.6%. These duties had been temporarily suspended in August 2020 but were reinforced in September 2021. Suspended PVC imports from South Korea were subject to anti-dumping duties ranging from 0% to 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated. The duties imposed on imports from the United States and Mexico are now under review in 2022 by the Brazilian federal government, which has decided to extend until 2027 the application of anti-dumping duties on imports from the United States at an ad valorem rate reduced to 8.2%, and from Mexico at a rate of 13.6%, but with an immediate suspension of the application of anti-dumping duties on imports from Mexico, while the duties imposed on imports from China will expire in 2025.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States, which was extended in November 2016. In August 2014, the Brazilian government also imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. The duties imposed on imports of polypropylene from the United States were being reviewed by the Brazilian federal government, which decided to extend until 2027 the application of US anti-dumping duties with an ad valorem rate of 10.6%, but with an immediate suspension of the application of anti-dumping duties. In December 2020, the Brazilian government extended the anti-dumping duties imposed on PP imports from India, reduced the anti-dumping duties for South Africa to a range from 4.6% to 16% and terminated the duties applied against South Korea. The current anti-dumping duties applied on imports from South Africa and India are set to expire in December 2025.

In November 2024, the Brazilian Department of Commercial Defense (DECOM) initiated an original investigation to determine the existence of dumping in exports of polyethylene resins from the USA and Canada to Brazil, classified under subheadings 3901.10.30, 3901.20.29, and 3901.40.00 of the MERCOSUR Common Nomenclature (NCM), and the resulting injury to the domestic industry from such practices. The investigation process may last up to 18 months.

Effect of Level of Indebtedness and Interest Rates

In the fiscal year ending December 31, 2024, the Company's consolidated indebtedness, net of transaction costs, was BRL 68,366 million (USD 11,040 million), including BRL 15,134 million (USD 2,444 million), related to Braskem Idesa and its subsidiaries. This level of the Company's indebtedness results in significant financial expenses, reflected in the Company's Consolidated Financial Statements. These expenses consist of interest expenses, exchange rate variations on debts in relation to the dollar and other currencies, exchange rate gains or losses, among other items. In the fiscal year ended December 31, 2024, the Company recorded a total expense of BRL 15,946 million, of which (i) BRL 4,910 million corresponded to interest expenses; (ii) BRL 257 million refer to loan transaction costs – amortization; (iii) 957 million refer to the adjustment to present value – appropriation; e (iv) BRL 331 million refer to expenses with interest on rents.

A negative result was also recorded BRL 11,510 million related to derivatives and exchange rate variations, net in connection with exchange rate variations on our financial assets and liabilities and results from derivatives. The interest rates we pay depend on a variety of factors, including prevailing interest rates in Brazil and abroad and our assessments of the risk, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that rate us and our debt securities.

Effect of Taxes on The Company’s Income

The Company is subject to several federal and state taxes in several jurisdictions accruing on its operations and income. The Company is subject to Brazilian federal income tax of 25% (including surcharges), which combined with Social Contributions on Net Profits of 9% totals a nominal rate of 34%, which is the standard corporate tax rate in Brazil. The Company was granted certain federal tax exemptions and reductions based upon federal law that offers tax incentives to companies that locate their units in the Brazilian states of Bahia and Alagoas.

These exemptions represent a 75% reduction of its tax burden and, as a result, the Company is entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of: (i) the PE manufactured at one of the PE plants in the Camaçari Complex the exemption of which will be in force until 2026; and (ii) the PE manufactured at one of the plants in the Camaçari Complex and caustic soda, chlorine, ethylene dichloride (EDC) and PVC manufactured at the plants in the Camaçari Complex and Alagoas, the exemption of which will be in force until 2024 ..

A 75% income tax exemption combined with CSLL at 9%, entitles the Company to pay only 44.9% of the standard 34% corporate tax rate on profits from products manufactured at these plants.

In what refers to losses, income tax loss carryforwards available for offset in Brazil do not lapse, but, according to the current laws, their annual offset is limited to 30% of the net adjusted profit (taxable income). This same limit also affects the CSLL Negative Tax Basis.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

▪Braskem Europe (Germany) – 32.00% (including surcharges);

▪ Braskem America and Braskem America Finance (United States) – 21.00% + sales tax rates;

▪Braskem Argentina (Argentina) – 35.00%

▪Braskem Petroquímica Chile (Chile) – 27.00%

▪Braskem Netherlands, Braskem Netherlands Finance, Braskem Netherlands Inc, B&TC and ER Plastics – 25.80%

▪Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Proyectos Sofom, and Terminal Química Puerto México (Mexico) – 30.00%

▪Braskem India Private (India) – 26.00%

The consolidated amount also includes the impact of the Universal Basis Taxation, introduced by articles 76 and 77 of Law No. 12,973 of 2014. Such law determines the positive portions of income obtained by controlled companies abroad shall be included in the IRPJ and CSLL tax basis in Brazil on an individual basis. If the controlled company has previous losses, they may be deducted up to the assessed profit amount, and the taxpayer is thus obliged to inform the Brazilian Federal Revenue Office about the accrued losses in the legal entity income tax return.

In summary, the aggregate profit obtained by subsidiaries as reported above shall be offered to IRPJ and CSLL taxation in Brazil, except for the profit obtained by controlled companies with seat in countries with which Brazil has a Treaty to avoid Double Taxation. The profit obtained by companies headquartered in these countries will be taxed only upon distribution to their respective controlling companies.

In addition, the Universal Basis Taxation mechanism also allows for the use as tax credit the tax provenly paid by controlled companies abroad, up to the limit of the tax due at the tax rate of 34% of the profits obtained by the controlled company in Brazil. Furthermore, the legislation also allowed controlled companies in Brazil to apply a presumed tax credit at the tax rate of 9.0% on the profits obtained by controlled companies abroad which exercise industrial activities up to 2024. Braskem applies this mechanism to controlled companies Braskem Europe GmBH, Braskem America Inc. and Braskem Idesa SAPI.

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Contribution to the Funding of Social Security - COFINS, a federal tax on added value; (3) Tax on Industrialized Products - IPI, a federal on added value of industrialized products; and (4) ICMS.

2.2.b – Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable

OPERATING INCOME

The Officers present below the analysis of the last fiscal year per region where the Company operates:

BRAZIL

The spread of the main chemicals produced by Braskem increased by 2% in 2024 compared to 2023, due to the increase in the prices of the main chemicals due to the higher price of propylene, due to the lower supply due to scheduled and unscheduled stoppages at PDHs in the United States; (ii) an increase in the price of butadiene and benzene, due to the reduction in the supply of these products, due to operational problems of producers in the region.

Regarding the PE spread, in 2024, there was a 20% increase compared to 2023, explained by (i) the increase in global demand, mainly due to the build-up of stocks in anticipation of the hurricane season, and (ii) the increase in prices, due to the conflicts in the Red Sea, increasing international maritime freight costs.

The PP spread in 2024 fell by 1% compared to 2023, due to the lower refinery utilization rate, the impacts of winter storm Heather and lower global demand from the petrochemical sector for its derivatives.

The PVC par spread in 2024 fell by 22% compared to 2023, explained mainly by (i) the reduction in demand, due to the slowdown in the construction sector in China; and (ii) the higher price of caustic soda, due to the increase in international freight costs as a result of the unfolding conflicts in the Red Sea.

The demand for resins in the Brazilian market (PE+PP+PVC) in 2024 was 6.8 million tons, an increase of 16% compared to 2023, mainly due to the higher demand for (i) PE, mainly from the consumer goods sector; (ii) PP, mainly due to the formation of stocks in the transformation chain associated with the greater supply of the resin on the international market; and (iii) PVC, mainly from the construction materials and food sector.

The average utilization rate of petrochemical plants in Brazil was 72% in 2024, in line with 2023, mainly due to the normalization of operations after a scheduled maintenance stoppage at the Bahia petrochemical plant in 4Q23, partially offset by the stoppage of operations at the Triunfo Petrochemical Complex in Rio Grande do Sul, due to the extreme weather event that hit the state in 2Q24.

Resin sales in the Brazilian market totaled 3.3 million tons in 2024, in line with 2023, mainly due to (i) the availability of product for sale in line with 2023, impacted mainly by the stoppage of operations in Triunfo, in Rio Grande do Sul; (ii) prioritizing sales of products with higher added value; and (iii) the greater supply of products in the global petrochemical market. Regarding the main chemicals, in 2023 sales in the Brazilian market totaled 2.7 million tons, the increase compared to 2023 is explained by the higher volume of sales of gasoline, ethylene, benzene and paraxylene due to the greater availability of product for sale.

Exports of resins in 2024 was 0.8 million tons, in line with 2023, mainly due to the prioritization of serving the Brazilian market, partially offset by greater export opportunities to South American countries. Exports of the main chemicals amounted to 0.27 million, a reduction compared to 2023, mainly due to the lower availability of product for sale combined with the prioritization of serving the Brazilian market.

The Brazil segment's net sales and services revenue in 2024 was R$54,844 million, 11% higher than in 2023 (R$49,512 million), mainly explained by (i) a 5% increase in the average international reference price for resins; (ii) a 2% increase in the average international reference price for main chemicals; (iii) an 11% increase, or 268 thousand tons, in the sales volume of main chemicals in the Brazilian market; and (iv) an 8% depreciation of the average real against the average dollar in the period.

The Brazil segment's cost of goods sold in 2024 totaled R$50.6 billion, 5% higher than in 2023 (R$48.159 billion), mainly explained by (i) an 11% increase, or 268 thousand tons, in the sales volume of main chemicals in the Brazilian market; (ii) a 23% reduction in the international ethane benchmark; and (iii) the depreciation of the average real against the average dollar of 8% in the period.

In this sense, the operating profit of the Brazil/South America segment increased by R$1,991 million compared to 2023, to R$119 million in 2024, from R$1,872 million in 2023.

UNITED STATES AND EUROPE

The PP spread in the United States remained in line compared to 2023, mainly due to (i) the increase in the price of PP, explained by the lower supply of the resin in the region, due to the increase in scheduled and unscheduled shutdowns of local producers due to weather conditions, and the impacts of logistical restrictions; (ii) offset by the higher price of propylene due to the lower supply due to scheduled and unscheduled shutdowns at PDHs in the United States.

The PP spread in Europe in 2024 increased by 7% compared to 2023 due to the higher price of PP, explained by the reduction in the level of supply, explained by maintenance stoppages by producers in the region and the lower entry of imported PP into Europe.

Demand for PP in North America was 6% higher compared to 2023, mainly due to (i) the improved economic scenario in the region; and (ii) higher demand from the industrial, packaging, textile and consumer goods sectors.

PP demand in Europe was higher in 2024 by 2% compared to 2023, mainly due to (i) the interest rate cuts implemented in the euro zone from the fourth quarter of 2024; and (ii) the gradual recovery of some sectors, such as packaging.

The average utilization rate for the United States and Europe segment was 74%, lower than in 2023, mainly due to (i) scheduled maintenance stoppages at plants in Europe and at a plant in the United States; and (ii) the unscheduled maintenance stoppage at a plant in the United States during 1Q24 lasting around a month, and the unscheduled maintenance stoppages at plants in Europe during 4Q24.

In this sense, the volume of PP sales from the United States and Europe was 7% lower than in 2023, totaling 2.0 million tons in 2024.

Net revenue for the United States and Europe segment increased by R$1,937 million, or 11%, to R$19,444 million in 2024, compared to R$17,507 million in 2023, mainly as a result of the 9% and 2% increase in international PP price references in the United States and Europe, respectively.

The cost of goods sold of the USA and Europe segment increased by R$1,899 million, or 12%, to R$18,026 million in 2024, from R$16,127 million in 2024, mainly as a result of the 14% and 9% increase in the international propylene price references in the United States and Europe, respectively.

In the fiscal year ending December 31, 2024, the operating profit of the United States and Europe segment decreased by R$346 million, or 39%, to R$541 million in 2024, from R$887 million in 2023.

MEXICO

The PE spread in North America in 2024 increased by 17% compared to 2023. The price of PE increased by 10% compared to 2023, explained by (i) the increase in global demand, mainly due to the build-up of inventories in anticipation of the hurricane season, and (ii) the increase in prices due to the conflicts in the Red Sea, increasing international maritime freight costs. The price of ethane was 23% lower than in 2024 due to (i) lower demand as a result of stoppages at petrochemical plants in the region; and (ii) an increase in the supply of gas, impacted by logistical limitations for export, during the construction of logistics terminals.

The demand for PE in Mexico in 2024 was 2.6 million tons, in line with demand in the previous year.

The utilization rate of PE plants in 2024 was 78%, 1 p.p. higher than in 2023, mainly due to the higher supply of ethane by Pemex during the year, of around 50 thousand barrels per day, higher than the average of around 49,5 thousand barrels per day supplied in 2023.

PE sales in 2024 were 5% higher than in 2023, totaling 846 thousand tons, mainly explained by greater export opportunities during the year.

The Mexico segment's net revenue increased by R$699 million, or 16%, to R$5,148 million in 2024, from R$4,449 million in 2023, mainly due to (i) an increase of 42 thousand tons, or 5%, in the volume of PE sales in the year; and (ii) an increase in the international reference price for PE on the international market.

The segment's cost of goods sold in Mexico increased by R$135 million, or 3%, to R$4,501 million in 2024, from R$4,366 million in 2024, mainly due to the depreciation of the average real against the average dollar of 8% in the period

In the fiscal year ending December 31, 2024, the operating profit of the United States and Europe segment increased by R$ 468 million, to R$ 131 million in 2024, from R$ -337 million in 2023, mainly due to the fixed and variable cost reduction initiatives implemented during 2024.

CONSOLIDATED

Adjusted Consolidated EBITDA

In the year, recurring EBITDA was R$5,759 million. The increase compared to 2023 is mainly explained by the increase in gross profit of R$2,975 million (+98%), due to (i) the higher spreads of resins (+8%) and main chemicals (+2%) in the Brazil/South America Segment, and PE (+17%) in the Mexico Segment; and (ii) the higher annual sales volume of main chemicals (+11%) in the Brazilian market in the Brazil/South America Segment, and PE (+5%) in the Mexico Segment.

2.2.c – – Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant

The information related to this item 2.2(c) is described in item 2.2(a) (ii) of the Reference Form.

2.3 – Officers' comments on changes in accounting practices/modified opinions and emphasis:

2.3.a - - Changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

Material changes in accounting practices

There were no significant changes in accounting practices in the fiscal year ended December 31, 2024.

Significant effects of changes in accounting practices

There are no significant events of changes in accounting practices in the individual and consolidated financial statements for the fiscal year ending December 31, 2024.

2.3.b - Modified opinions and emphases in the auditor's report

Comment on the independent external auditors' report on the individual and consolidated financial statements for the year ended December 31, 2024

The report of the Company's independent auditors on the individual and consolidated financial statements for the fiscal year ended December 31, 2024, did not contain any provisos or qualifications.

2.4 – Officers' comments on relevant effects on DFs

The officers should comment on the material effects that the events below have caused or are likely to cause on the issuer’s financial statements and results:

2.4.a - Introduction or disposal of an operating segment

There was no introduction or disposal of an operating segment in the fiscal year ended December 31, 2024.

2.4.b - Creation, acquisition or disposal of ownership interest

On September 30, 2024, the Company concluded the sale of control of Cetrel S.A. ("Cetrel") to GRI - Gerenciamento de Resíduos Industriais S.A. ("GRI"), an entity controlled by Solví Essencis Ambiental S.A. ("Solví"). The purpose of the deal is to enable Cetrel to grow while maintaining the operational safety conditions of the Camaçari Petrochemical Complex in Bahia.

The transaction aimed to strengthening Cetrel, leader in industrial environmental solutions (for water and effluent treatment, as well as environmental consultancy), and transforming GRI into a platform for national growth in the sector, seeking operational excellence and environmental sustainability. The transaction comprised the (i) sale of 498,436 common shares issued by Cetrel held by Braskem to GRI for R$293 million; and (ii) subscription by Braskem of 237,150,906 new common shares issued by GRI in the amount of R$425 million, through a share capital increase, which were paid in by Braskem, through the contribution of 771,592 common shares issued by Cetrel held by Braskem.

The gain on the sale of control of Cetrel was included in the income statement for the year under other income. The amounts calculated are subject to certain post-closing price adjustments, in accordance with the usual mechanisms for transactions of this nature.

In November 2024, Solví and Braskem approved a corporate restructuring of GRI, through a partial demerger of its assets, with the demerged assets being incorporated by Plaind investimentos S.A. ("Plaind"). The transaction was carried out at book value and seeks a better corporate organization, with the segregation of GRI's operating activities from the other items in the demerged assets so that they can have their own capital structure, with the expected optimization of their material and financial resources, so that the company's Goals can be achieved more efficiently. As a result of the restructuring, there was no change in the amounts already recognized, the Company maintained its 49.9% stake in GRI and now has a 49.9% stake in Plaind.

In December 2024, Solví and Braskem approved the sale of 100% of their shares in GRI to Cetrel. The Company's stake in GRI was sold for R$80 million, of which R$5 million was received in cash on the date of the transaction and R$75 million will be received within a year.

2.4.c - Unusual events or transactions

Geologic Event - Alagoas

In In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress:

(i)	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;
(ii)	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the PublicInterest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for SocioEnvironmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$ 300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;
(iii)	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; and
(iv)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2024 and 2023:

(*) i) The increase in the provision for the fiscal year 2024 is mainly explained by the update relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in Alagoas. In the fiscal year 2023 mainly refers to additional provision of the Instrument of Global Agreement and by the update of cost estimates relating to the adjustments to the plan for closing the mining wells; ii) inflation adjustment of R$ 114 (2023: R$ 114) reported under Financial expenses.

(**) Of this amount, R$ 1,819 (2023: R$ 2,686) refers to payments made and R$ 233 (2023: R$ 1,140) was reclassified to Other liabilities, which totals a balance of R$ 478 (2023: R$ 1,158) referring to accounts payable for the Geological event – Alagoas. In the fiscal year, the Company disbursed a total of R$ 2,569 (2023: R$ 2,686), of which R$ 1,819 originated from changes in provisions during the fiscal year and R$ 750 originated from Other liabilities related to the installment paid under the Agreement with the Municipality of Maceió.

The current provision can be segregated into the following action fronts:

a. Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This area of activity has a provision balance of R$997 million (2023: R$1.353 billion), comprising expenses related to actions such as eviction, rent assistance, transportation of removals, negotiation of individual agreements for financial compensation and compensation related to establishments that require special arrangements for their relocation.

b. Actions for closure, monitoring of salt cavities, environmental actions and other technical issues: Based on the results of sonar and technical studies, stabilization and monitoring actions have been defined for all 35 existing mining fronts.

In December 2024, based on a new recommendation from the specialized technical consultancy hired by the Company to carry out studies on the definitive closure of the salt cavities, an increase in the provision was considered for the filling with solid material of the 11 pressurized cavities, indicated in item (iii) below, currently belonging to the Plugging and Pressurization group, whose actions, if necessary, are expected to start in 2027, with execution over several years or decades. These actions arose from the evolution of knowledge about the long-term stabilization of cavities, based on the set of monitoring data collected to date, as well as the occurrence of the collapse of cavity 18 and the need to define the definitive closure of the Mine, as provided for in mining legislation.

The plan to close the 35 mining fronts currently considers:

i)       18 cavities are planned to be filled with solid material as a priority, including 6 cavities previously planned to be monitored and 5 previously planned to be closed by plugging and that during 2024, based on the definitions in the Mine Closure Plan and the recommendation of specialized consultants, closure by filling with solid material (sand) proved to be the most appropriate closure method . To date, 6 cavities have already been filled, 4 cavities are in the process of being filled and for the remaining 8 cavities, activities are in the preparation and planning phase;

(ii)        6cavities have been naturally filled and therefore do not indicate the need for additional measures at this time. Cavity 18, which collapsed on December 10, 2023, is currently undergoing technical studies to confirm its natural filling, with indications that it will not need to be filled with solid material;

(iii)       11 cavities remain within the salt layer and are suitable for pressurization. At the end of 2024, the company, based on the technical note issued by the specialist consultancy, considered the recommendation to fill these pressurized cavities with solid material in the long term, i.e. over several years to decades, and after the completion of the current filling plan, in order to achieve a maintenance-free state for the 35 cavities, suitable for the definitive closure of the field.

It should be reiterated that any need for additional actions is continually assessed by the company and is based on technical studies prepared by external specialists, whose recommendations may be updated periodically in line with the evolution of the geological event and the knowledge acquired, being submitted to the competent authorities and following the deadlines agreed within the scope of the mine closure plan, which is public and regularly reassessed with the ANM. Subsidence is a dynamic process present in the area of the priority action lines map and must continue to be monitored during and after the actions provided for in the closure plan. The results of the monitoring activities will be important in assessing the need for potential future actions, with a focus on security and monitoring the stability of the region. Any potential future actions may result in material additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance of R$2.607 billion (2023: R$1.583 billion) for the implementation of actions to close and monitor salt cavities, environmental actions and other technical issues was calculated based on the techniques known to date and the solutions envisaged for the current conditions of the cavities, including spending on technical studies and monitoring, as well as on the environmental actions already identified. The amount of the provision may be altered based on new information, such as: the results of monitoring the cavities, progress in implementing the plans to close the mining fronts, any changes that may be necessary to the environmental plan, monitoring the results of the measures in progress and other possible natural changes.

With regard to environmental actions, Braskem continues to implement the actions of the environmental plan approved by the MPF, as well as sharing the results of its actions with the authorities, as provided for in the agreement. As one of the consequences of the collapse of cavity 18, in accordance with the Socio-Environmental Reparation Agreement, the specialized company hired is carrying out a specific Environmental Diagnosis to assess the potential impacts caused by the collapse of the cavity. This diagnosis is expected to be delivered in the first half of 2025.

c. Socio-urban measures: Refers to the actions in compliance with the socio-urban measures under the terms of the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in the vacated areas, urban mobility and social compensation actions, compensation for social damages and collective moral damages and any contingencies related to the actions in the vacated areas and urban mobility. So far, of the 11 projects defined for urban mobility, 6 have already been completed, 2 are in progress and the rest are still being planned. With regard to the Socio-urban Action Plan ("PAS"), 48 actions have already been validated with the signatory authorities of the agreement, defined on the basis of the socio-urban diagnosis carried out by a specialized and independent company, and of these, 3 are being implemented. The current balance of the provision is R$1,141 million (2023: R$1,369 million).

d. Additional measures: Refers to actions related to: (i) actions related to the Technical Cooperation Instruments signed by the Company; (ii) expenses related to communication, compliance, legal, among others; (iii) additional measures to support the region and maintain the areas, including the requalification and indemnification actions aimed at the Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not formalized. The current balance of the additional measures described in this item totals R$825 million (2023: R$935 million).

The Company's provisions are based on current estimates and assumptions and may be updated in the future as a result of new facts and circumstances, including, but not limited to: changes in the deadline, scope, method and effectiveness of the action plans; new repercussions or developments of the geological phenomenon, including any revision of the Civil Defense Map; any studies that indicate recommendations from specialists, including the Technical Monitoring Committee, in accordance with the Residents' Compensation Agreement and other new developments on the subject.

Actions to repair, mitigate or compensate for potential environmental impacts and damage, as provided for in the Agreement for Socio-Environmental Reparation, were defined based on the environmental diagnosis carried out by a specialized and independent company. At the end of all the discussions with the authorities and regulatory agencies, in accordance with the procedure laid down in the agreement, an action plan was agreed upon, which will be part of the measures in a Degraded Area Recovery Plan ("PRAD").

On May 21, 2024, the final report of the Parliamentary Commission of Inquiry ("CPI"), set up by the Federal Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal responsibility related to the geological event in Alagoas. On that date, the CPI was declared closed, and the final report was sent to the relevant institutions.

There are also ongoing administrative proceedings related to the geological event in Alagoas before the Federal Audit Court ("TCU") and the Brazilian Securities and Exchange Commission ("CVM"). The Company informs that it has been monitoring the issues and their developments.

In October 2024, the Company learned of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The records of the investigation were sent to the Public Prosecutor's Office for evaluation, which requested additional steps. The company reiterates that it is and always has been at the disposal of the authorities and that it has been providing all the information related to the exploitation of rock salt in the course of the investigations.

The company has made progress in its dealings with public entities regarding other compensation claims, deepening its knowledge of them. Although future disbursements may occur as a result of these negotiations, to date, the Company is unable to predict the results and the timeframe for their completion, as well as their possible scope and total associated expenses, beyond those already provisioned.

It is not possible to anticipate all the new claims, of an indemnity nature or of various kinds, that may be filed by individuals or groups, including public or private entities, who believe they have suffered impacts and/or damages in some way related to the geological phenomenon and the clearance of risk areas, as well as new infraction notices or administrative sanctions of various kinds. Braskem is still facing and may face administrative proceedings and various lawsuits, including individual lawsuits filed by individuals or legal entities not covered by the PCF or who disagree with the financial compensation offered for individual settlement, new collective claims and lawsuits filed by public service concessionaires, entities of the direct or indirect administration of the State, Municipalities or the Union, and it is not possible to estimate, at this time, the number of possible lawsuits, their nature or amounts involved.

Consequently, the Company cannot rule out future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in the vacated and adjacent areas, so the costs to be incurred by Braskem could be materially different from its estimates and provisions.

In February 2023, the company signed a settlement agreement with the insurers, ending the settlement of the geological event in Alagoas.

Legal actions in progress

Contingent liabilities with a prognosis of loss assessed as possible by the Company's management, based on its assessment and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows:

(*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$ 276.

(**) Comprise the lawsuits with possible probability of loss detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the main actions brought against the Company are:

(i) Public Civil Action for Reparation to Residents - Map Version 5 - Authors: Federal Public Prosecutor's Office, Federal Public Defender's Office and Public Prosecutor's Office of the State of Alagoas

On November 30, 2023, the Company became aware of the lawsuit filed by the plaintiffs against the Municipality of Maceió and Braskem, seeking injunctive relief against Braskem: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with a recommendation for relocation) of Version 5 of the Civil Defense Map and enable the optional inclusion of all those affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with a recommendation for monitoring) of Version 5 of the Map, with the monetary update corresponding to the values practiced by the PCF; (ii) instituting, at the option of those affected in criticality area 01, a Program to Repair the Material Damage caused by the alleged devaluation of the property, as well as the alleged moral damage suffered as a result of the property's inclusion on the Map; (iii) hiring an independent and specialized company to identify the alleged material damage to the properties in the event that the affected party decides to remain in the criticality area 01 of Version 5 of the Civil Defense Map; and (iv) hiring independent and specialized technical advice in order to support the affected party in assessing the scenarios and making a decision about whether to relocate or remain in the area. On the merits, they ask for the injunctions to be upheld.

For the plaintiffs' preliminary injunctions, initially granted by the court of first instance, a decision was issued in an interlocutory appeal ordering "the immediate suspension of the provisional execution determined by the court of origin", a decision upheld by a collegiate decision until the final judgment of the interlocutory appeal. Estimate in 2024: R$1,113 million (2023: R$1,010 million).

(ii) Public Civil Action for Complementary Collective Moral Damages - Plaintiff: Public Civil Action filed by the State Public Defender's Office of Alagoas

In March 2024, the company became aware of the ACP seeking, among other things, to challenge clause 69 of the Socio-Environmental Agreement (payment of R$150 for collective moral damages) on the grounds that there were facts after the agreement was signed that would give rise to additional damages.

The DPE requested, as an injunction: (i) the suspension of clause 58, second paragraph, of the Socio-Environmental Agreement, in order to rule out the possibility of the area being reverted to Braskem; (ii) the decree of inalienability of the PCF area until the decision on the merits of the lawsuit is final and unappealable, considering the need for the assets acquired by the Financial Compensation Program not to be subject to any sale or attachment.

On April 12, 2024, these injunctions were rejected by the court. On the merits, it requests, among other things: (i) the forfeiture of all the properties that are the object of the PCF, with the possibility of the area being reverted to the victims or to the public domain, in addition to Braskem being ordered to pay, as collective and social moral damage, the same amount spent by Braskem as material damage; (ii) Braskem being ordered, as existential damage, to forfeit all the properties that are the object of the PCF; (iii) Braskem to be condemned for "illicit profit", with the loss of the PCF properties, in addition to the payment of the amounts obtained by the Company as a result of its alleged illicit conduct (to be determined in settlement of the sentence); (iv) the Investor Relations Director to be summoned for the purposes of regulatory obligations, with the publication of a material fact. Estimate in 2024: R$ 162 million.

(iii) Public Civil Action - Refusal to take out insurance under the Housing Finance System ("SFH") - Plaintiff: Federal Public Defender's Office

In November 2021, the Company became aware of the ACP filed due to the refusal, by the insurers of real estate financing contracts linked to the SFH, to contract housing insurance for contracts for the acquisition of properties located within a radius of 1km outside the risk area defined by version 4 of the Civil Defense map, the object of the Residents' ACP agreement - See item (i).

Insurance companies linked to the SFH, financial agents, the regulatory body and Braskem are among the defendants. The main claim is directed only at insurance companies, financial agents and the regulatory body, on the grounds that the denial of cover is abusive and has no technical or legal basis. There is a subsidiary (possible) request for Braskem to be ordered to pay compensation, in an amount to be settled in the future, if the court finds that the denial of cover is justified due to the phenomenon of subsidence.

On January 10, 2024, a judgment was handed down partially ordering the insurers to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and practicing abusive prices and increases to avoid contracting insurance coverage for properties outside and close to the risk area, declaring the nullity of the denials/decline of insurance coverage based exclusively on the aforementioned safety margin, (ii) summon all interested parties to re-evaluate the housing insurance claim. Braskem was not convicted and the insurers have appealed the decision, which is pending judgment.

It is not possible to estimate the amount of any compensation, which will depend on demonstrating the damage suffered by people who have been denied insurance.

(iv) Public Civil Action - Review of the terms of the Flexal Agreement - Plaintiff: State Public Defender's Office of Alagoas

In March 2023, the Company became aware of the ACP filed against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other requests, a review of the terms of the Flexal Agreement signed between the Company, the MPF, the MPE, the DPU and the Municipality of Maceió, which was judicially ratified on October 26, 2022, before the 3rd Federal Court of Alagoas.

Through this lawsuit, the DPE seeks, among other things, the inclusion of Flexais residents who so choose in the Financial Compensation and Relocation Support Program (PCF) created under the agreement in the ACP (Reparation to Residents), with the consequent relocation of these residents and their compensation for moral and material damages in parameters specified in the lawsuit.

As a preliminary injunction, the DPE requested that the Municipality of Maceió and Braskem start registering all the residents who chose to be relocated and their concomitant inclusion in the PCF, or, in the alternative, that Braskem be ordered to block the amount of R$1.7 billion to guarantee compensation for the moral and material damage to the residents of Flexais. These injunctions were rejected by the first and second instance courts. On January 19, 2024, a judgment was handed down partially granting the DPE's requests.

The Company, DPE/AL, the State of Alagoas and the Federal Government filed appeals against this decision. The effects of the first-degree decision are suspended until the appeals are heard. Estimate in 2024: R$2,137 million (2023: R$1,952 million).

(v) Public Civil Action - Reparation to Fishermen - Plaintiffs: Federation of Fishermen of the State of Alagoas ("FEPEAL") and the National Confederation of Fishermen and Aquaculture Farmers ("CNPA")

In August 2023, the Company became aware of the ACP filed by FEPEAL and CNPA (jointly "Associations") against the Company, seeking compensation for material damages (emergent damages and loss of profits) and individual homogeneous and collective moral damages for the Associations and each of the 8,493 fishermen allegedly affected and represented by the Associations.

The injunction requested, among other things, that the company set aside enough money to guarantee compensation for the fishermen affected by the ACP, and also that it issue a notice of material fact to shareholders, requests that were rejected by the court.

Among other claims, the Associations seek payment of: (i) compensation for (a) individual and homogeneous moral damages suffered in the amount of R$ 50,000, and (b) material damages in the form of individual and homogeneous loss of profits in the amount of R$ 132,000, in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations in the amount of R$100,000; (iii) compensation for collective material damages for the Associations in the amount of R$750,000; and (iv) attorney's fees in the amount of 20% of the amount of the conviction. Estimate in 2024: R$ 1,767 million (2023: 1,607 million).

(vi) Claim for Non-compliance with a Fundamental Precept ("ADPF") - Author: Governor of the State of Alagoas

On December 18, 2023, the Company became aware of the ADPF filed with the Federal Supreme Court, in relation to some clauses of the agreements entered into out of court and ratified in the files of cases No. 0803836-61.2019.4.05.8000 (ACP Reparation for Residents), 0806577-74.2019.4.05.8000 (ACP Socio-environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with discharge to the Company, as well as acquisition and exploitation of the vacated properties.

On June 24, 2024, the Rapporteur Minister issued a decision denying the ADPF, and an appeal was filed by the plaintiff.

It is not possible to assign a contingency value to this action, which has illiquid claims aimed at declaring specific contractual clauses of the Agreements null and void.

(vii) Indemnity action - Plaintiff: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company became aware of the filing of the lawsuit, initially formulating only an injunction to maintain the terms of cooperation previously signed by the parties. The request was rejected at first and second instance, given that Braskem had fulfilled its obligations. On February 24, 2021, CBTU filed an addendum to the initial petition, requesting the payment of compensation for material damages in the amount of R$ 222 and moral damages in the amount of R$ 0.5, as well as the imposition of obligations to do so, including the construction of a new railway line to replace the stretch that passed through the risk area.

Braskem signed a memorandum of understanding with CBTU to seek a consensual solution and the suspension of the lawsuit during the negotiation period and has made progress in understanding the issue. A procedural legal agreement was presented, ratified by the court, which provides for the continuation of negotiations for a possible conciliation between the parties until March 2025. Estimated in 2024: R$1,492 million (2023: 1,465 million).

(viii) Indemnity action - Property in Bairro Pinheiro - Plaintiff: Construtora Humberto Lobo

In July 2019, the Company became aware of a lawsuit alleging that it had suffered damages and loss of profits as a result of a purchase and sale agreement for Braskem land in Bairro do Pinheiro. This contract was terminated by Braskem due to non-payment by the counterparty. Despite this, the counterparty claims that Braskem concealed information about the existence of structural problems in the deactivated rock salt extraction wells located on the land in question. On July 5, 2023, Braskem was awarded a judgment in its favor, which did not recognize the existence of the alleged loss of profits claimed or the alleged damage to the construction company's image, but only ordered the return of the amount of R$ 3, by Braskem to the plaintiff, plus monetary correction, which should be deducted from the amounts already received by Humberto Lobo throughout the process. Estimate in 2024: R$ 1 million (2023: R$ 1 million).

(ix) Indemnity Action - Plaintiff: State of Alagoas

In March 2023, the Company became aware of the lawsuit claiming compensation for alleged damages resulting from, among other things, the loss of properties within the risk area defined by the Civil Defense, alleged investments initiated by the State of Alagoas that would have been rendered useless as a result of vacating the risk area and alleged loss of tax revenue, with a request for such damages to be determined by a judicial expert.

On October 10, 2023, the court of first instance handed down a judgment on the merits, ordering Braskem to reimburse the investments made, public facilities and tax revenue losses as requested by the state of Alagoas. The amounts of compensation will have to be calculated at the settlement stage. The company appealed against this decision. Estimate in 2024: R$ 1,493 million (2023: R$ 1,259 million).

(x) Other Civil Lawsuits - Compensation related to the impacts of subsidence and the eviction of affected areas - Plaintiffs: Various

The company is a defendant in several other lawsuits, filed in Brazil and abroad, seeking the payment of compensation directly or indirectly related to the geological event in Maceió. Estimated in 2024: R$1,076 million (2023: R$1,489 million).

(xi) Miscellaneous civil cases

Estimate in 2024: 0 (2023: R$ 38 million).

Total civil cases in 2024: 9,241 million (2023: R$8,821 million).

Description of environmental processes

(i) Notice of infraction - Author: Environmental Institute of the State of Alagoas ("IMA")

On December 4, 2023, the Company was fined by the IMA for alleged environmental degradation resulting from soil displacement in the region where the mining front was closed in the municipality of Maceió. Considering that in 2019 the Company had already been penalized for the same fact and legal basis, a defense was filed against the infraction notice for bis in idem. The original infraction notice, from 2019, was closed with the signing of a Conduct Adjustment Agreement ("TAC") on December 23, 2023.

On June 28, 2024, Braskem was notified of the decision, which can still be appealed, upholding the infraction notice. Estimate in 2024: R$79 million (2023: R$70 million).

(ii) Miscellaneous environmental proceedings

Estimate in 2024: R$ 6 million (2023: R$ 3 million)

Total environmental lawsuits in 2024: R$ 85 million (2023: R$ 73 million)

Total possible contingencies in 2024: R$ 9,236 million (2023: R$ 8,894)

Other relevant legal actions with a remote probability of loss:

Public Civil Action filed by the Public Defender's Office of the State of Alagoas: Request for partial annulment of the agreements signed under the PCF and review of the compensation paid for individual moral damages. In September 2024, the company became aware of the ACP filed by the DPE, seeking, among other things, a review of the compensation paid under the PCF for individual moral damages, with the partial annulment of the agreements signed under the PCF and ratified in court.

The DPE also requests the annulment of the clauses in the individual PCF agreements that provide for the transfer of ownership of the vacant properties to the Company, and seeks the cancellation of the respective title registrations made at the Real Estate Registry Offices, restoring ownership and possession of these properties to the previous owners/victims, as well as the amounts of moral damages already paid to the parties assisted under the PCF to be considered as an advance on the compensation allegedly due.
Theupdated value of the case attributed by the DPE is R$5.1 billion . Management, supported by the opinion of external legal advisors, classifies the probability of loss in this action as remote.

Leniency Agreement

In the context of allegations of improper payments in the context of Operation Car Wash in Brazil, the Company hired internal investigation specialists to conduct an independent investigation into such allegations ("Investigation") and report its findings.

In December 2016, the Company signed a Leniency Agreement with the Federal Public Prosecutor's Office ("MPF Agreement") and with the authorities of the United States and Switzerland ("Global Agreement"), in the amount of US$957 million (R$3.1 billion at the time), which were duly ratified. In addition, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of the Comptroller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the signing of a leniency agreement with these authorities on May 31, 2019 ("CGU/AGU Agreement" and, together with the Global Agreement, simply "Agreements"), which deals with the same facts as the Global Agreement and provides for an additional disbursement of R$410 million, based on the calculations and parameters used by CGU and AGU. Additionally, in 2019, the Public Prosecutor's Office of Bahia and the Public Prosecutor's Office of Rio Grande do Sul joined the MPF Agreement, with no additional payments expected from the Company. Since 2016, the company has paid out R$3,405 million, distributed as shown in the table below.

(i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, the Company was notified by the CGU of the end of the integrity program's monitoring period, which also submitted the Closure Agreement.

In February 2024, the Federal Supreme Court issued a decision, in the context of the Argument for Failure to Comply with a Fundamental Precept ("ADPF") No. 1051, ordering the renegotiation of leniency agreements. In December 2024, the Company signed an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as follows:

(i)	2025: R$35 million
(ii)	2026: R$35 million
(iii)	2027: R$55 million
(iv)	2028, 2029 and 2030: installments of around R$158 million each

The CGU/AGU Amendment will be submitted for ratification by the Federal Supreme Court (STF) in the ADPF proceedings.

As a result of the amendment, the company recognized a reversal of R$112 million in the amount of the leniency agreement provision.

On December 31, 2024, the balance payable, adjusted by SELIC, is R$636 million and recorded in current liabilities at R$85 million and R$551 million in non-current liabilities.

2.5 – Non-accounting measurements

Consistent with market practices, the Company discloses non-accounting measures that are not measures of financial performance under Brazilian Accounting Practices and International Financial Reporting Standards ("IFRS"). Management believes that the presentation of these measures provides useful information for investors to have a better understanding of the Company’s operating performance and financial results. However, these non-accounting measures do not have standardized meanings and methodologies and may not be directly comparable to the same or similarly named metrics published by other companies due to different calculation methodologies or because of items that may be subject to interpretation. Although nonaccounting measures are frequently used by market investors and management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

The information included in this item 2.5 was prepared based on the consolidated financial statements of the Company and should be read and analyzed together with the information contained in the Company's individual and consolidated financial statements and their respective accompanying notes, available on the Company's Investor Relations website (www.braskem-ri.com.br) and the CVM website (www.cvm.gov.br).

2.5.a Inform the value of non-accounting measures

Consolidated Amounts in million of BRL	BRL Consolidated Financial Information for the year ending December 31, 2024
Consolidated EBITDA	3,871
Adjusted Consolidated EBITDA	5,759
Consolidated EBITDA Margin (%)	5%
Adjusted Consolidated EBITDA Margin (%)	7%
Adjusted EBITDA excluding Braskem Idesa and its subsidiaries	4,478
Consolidated Gross Debt	68,317
Debt Braskem Idesa and its subsidiaries	15,134
Adjusted Gross Debt (excluding Braskem Idesa and its subsidiaries)	53,183
Cash and Financial Investments Consolidated	16,818
Cash Braskem Idesa and its subsidiaries	1,720
Alagoas Exclusive Box	120
Cash and Financial Investments (excluding Braskem Idesa and its subsidiaries, and the Exclusive Cash of Alagoas)	14,978
Adjusted Net Debt	38,205
Global agreement	636
Financial Leverage in R$	8.68x

Consolidated Amounts in million of USD	Consolidated Financial Information in the fiscal year ended on December 31, 2024
Consolidated EBITDA	762
Adjusted Consolidated EBITDA	1,083
Consolidated EBITDA Margin (%)	5%
Adjusted Consolidated EBITDA Margin (%)	8%
Adjusted EBITDA excluding Braskem Idesa and its subsidiaries	845
Gross Consolidated Debt	11,033
Debt Braskem Idesa and its subsidiaries	2,444
Adjusted Gross Debt (excluding Braskem Idesa and its subsidiaries)	8,589
Cash and Financial Investments Consolidated	2,716
Cash Braskem Idesa and its subsidiaries	278
Alagoas Exclusive Box	19
Cash and Financial Investments (excluding Braskem Idesa and its subsidiaries, and the Exclusive Cash of Alagoas)	2,419
Adjusted Net Debt	6,170
Global agreement	106
Financial Leverage in US$	7.42x

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin, Adjusted Consolidated EBITDA Margin

Consolidated EBITDA is a non-accounting measure prepared by the Company in accordance with CVM Instruction 527 of October 4, 2012 ("CVM Instruction 527"), reconciled with its financial statements and corresponds to net income (loss) for the period plus (i) income tax and social contribution - current and deferred; (ii) net financial income; and (iii) depreciation and amortization. From Consolidated EBITDA, the Company discloses the consolidated non-accounting measurements Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin. The Company defines Adjusted Consolidated EBITDA as Consolidated EBITDA plus (i) Provision (reversal) for losses on long-lived assets; (ii) Income from equity investments; (iii) Provision (reversal) for the geological event in Alagoas; (iv) Sundry provisions; (v) Inventory adjustment; and (vi) Tax regularization program ("Paulista Agreement"); and (vii) Recovery of federal tax credit on PIS/COFINS related to the Essentiality and Relevance program; and (viii) change in leniency agreement amounts.

Adjusted EBITDA excluding Braskem Idesa and its subsidiaries corresponds to the Adjusted Consolidated EBITDA, mentioned above, minus the EBITDA of Braskem Idesa and its subsidiaries as well as the consolidation effects of the companies.

The Consolidated EBITDA Margin corresponds to the percentage of Consolidated EBITDA divided by consolidated net sales and services revenue, and the Adjusted Consolidated EBITDA Margin corresponds to the percentage of Adjusted Consolidated EBITDA divided by consolidated net sales and services revenue.

The Company uses the non-accounting indicators Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin to measure its consolidated operating performance, as it believes they facilitate the comparability of its structure over the years, since they correspond to indicators used to assess a company's financial results, without the influence of its capital structure, tax and financial effects.

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are not measures established in accordance with international accounting standards (IFRS) and are only additional information to its financial statements and should not be used as (i) a basis for dividend distribution; (ii) substitutes for net income and operating cash flow; (iii) operating performance indicators, in isolation from other accounting indicators; or (iv) liquidity indicators, in isolation from other accounting indicators.

Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA)

The Company's Consolidated Gross Debt corresponds to the sum of financing and debentures (current and non-current). Consolidated Gross Debt minus cash and cash equivalents, and minus financial investments (current and non-current) results in the Company's Consolidated Net Debt. From Consolidated Net Debt and Adjusted Consolidated EBITDA, the Company discloses the non-accounting measurement Financial Leverage, which is calculated as Consolidated Net Debt divided by Adjusted Consolidated EBITDA for the last twelve months.

Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage are not measures established in accordance with international accounting standards (IFRS) and have no standard meaning. Other companies may calculate Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage differently from the Company. The Company believes that the measurements of Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage are useful in assessing the degree of financial leverage in relation to operating cash flow.

2.5.b - Make conciliation of reported values and the audited financial statement figures

Consolidated EBITDA, Adjusted Consolidated EBITDA, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

Consolidated Amounts in million of BRL	Consolidated Financial Information for the year ending December 31, 2024
Net profit (loss) for the period	(12,053)
(+) Income tax and social contribution - current and deferred	(5,681)
(+) Financial result	16,654
(+) Depreciation and amortization	4,950
Consolidated EBITDA (1)	3,871
(+) Provision (reversal) for losses on long-lived assets (2)	(326)
(+) Income from equity investments (3)	21
(+) (Reversal) provision for geological event in Alagoas (4)	2,122
(+) Non-recurring provisions	130
(+) Inventory adjustment	87
(+) ICMS tax regularization program in São Paulo ("Paulista Agreement")	(99)
EBITDA Consolidated Adjusted (1)	5,759
Consolidated Net Sales and Services Revenue	77,411
Consolidated EBITDA Margin (%)	5%
Adjusted Consolidated EBITDA Margin (%)	7%

(1) Consolidated EBITDA and Adjusted Consolidated EBITDA correspond, respectively, to Basic EBITDA and Recurring EBITDA in other documents disclosed by the Company, including quarterly earnings releases, investor presentations, the annual Management Report and the Sustainability Report.

(2) Represents the constitution or reversal of provisions for losses on the recovery of long-lived assets that have been adjusted for the formation of Adjusted Consolidated EBITDA due to the fact that there is no expectation of financial realization and, if there is, it will be captured in the appropriate income statement accounts.

(3) Corresponds to the equity of investments in associates and jointly controlled companies.

(4) Corresponds to the provision (reversal) for the geological event in Alagoas recorded in each period that impacts the result in "Other Net Income (Expenses)".

(5) Corresponds to the provision for environmental remediation recorded under "Other Income (Expenses)".

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA)

Consolidated Amounts in million of BRL	Consolidated Financial Information in the fiscal year ended on December 31, 2024
Consolidated financing and debentures (current) (1)	3,135
Consolidated financing and debentures (non-current) (1)	65,231
Derivative CRA swap (asset)/net liability	(49)
Gross Debt Consolidated	68,317
Financing Braskem Idesa and its subsidiaries (current)	857
Financing Braskem Idesa and its subsidiaries (non-current)	14,277
Adjusted Gross Debt (excluding Braskem Idesa and its subsidiaries)	53,183
Cash and Cash Equivalents (current) (2)	14,986
Financial investments (current) (2)	1,786
Financial investments (non-current)	46
Cash and Cash Equivalents Braskem Idesa and its subsidiaries (current)	1,720
Alagoas Exclusive Box	120
Cash andFinancial Investments (excluding Braskem Idesa and its subsidiaries, and the Exclusive Cash of Alagoas)	14,978
Net Debt Adjusted	38,205
Global agreement	636
EBITDA Consolidated Adjusted	5,759

Adjusted EBITDA excluding Braskem Idesa and its subsidiaries	4,478
Financial Leverage (Consolidated Net Debt / Consolidated EBITDA) Adjusted ) (3)	8.68x

(1)  Considers financing from Braskem Idesa and its subsidiaries (current and non-current)

(2)  Considers Cash and Cash Equivalents of Braskem Idesa and its subsidiaries (current)

(3)  The Consolidated Net Debt presented above considers: (i) Braskem Idesa's Net Debt calculated by the financing of Braskem Idesa and its subsidiaries in the amount of R$ 15,134 million in 2024, less cash and cash equivalents of Braskem Idesa and its subsidiaries in the amount of R$ 1,720 million in 2024; and (ii) Investments in restricted funds ("Caixa exclusivo de Alagoas") in the amount of R$ 120 million in 2024. This amount does not consider (i) Leniency Agreement in the amount of R$ 636 million in 2024, plus CDI - Dollar Swap Derivative in the amount of R$ 49 million in 2024.

In the normal course of business, the Company has historically reported the financial leverage ratio calculated as follows:

(i)       the Net Debt of Braskem Idesa and its subsidiaries is deducted from the Consolidated Net Debt, as it has the characteristic of having been financed in the Project Finance modality, in which the debt must be paid exclusively with the company's own cash generation and is guaranteed by Braskem Idesa's receivables, cash generation and other rights. In this way, the Adjusted EBITDA generated by Braskem Idesa and its subsidiaries is also not taken into account;

(ii)      investments of cash and cash equivalents in restricted funds (exclusive cash of Alagoas) related to the Alagoas geological event are deducted from Cash and Cash Equivalents, since these amounts are dedicated exclusively to the Financial Compensation and Relocation Support Program within the scope of the Alagoas geological event;

(iii)     the balance payable related to the Leniency Agreement is added to Consolidated Net Debt, as it is considered a corporate financial payment obligation of the Company; and in line with the specific methodology considered by some rating agencies. The US$600 million hybrid bond issued by the Company in July 2020 was classified as a hybrid capital instrument, where 50% of the balance of this debt did not incorporate the debt ratios calculated based on this methodology. After the partial prepayment of the hybrid bond made in October 2024 by the Company, there is no longer this classification, and the full debt balance has incorporated the debt ratios calculated by the Company as of this date.

2.5.c - Reason why it believes that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

The Company uses Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin as financial indicators, as it believes that these indicators measure the Company's consolidated results without the influence of its capital structure, tax and financial effects.

It is worth noting that Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are additional information to the financial statements and should not be used as a substitute for audited results as they are not measures recognized by accounting practices adopted in Brazil or by international accounting standards (IFRS).

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA)

The Company believes that the measurements of Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA) better reflect its indebtedness and financial leverage.

It should be noted that Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA) are additional information to the financial statements and can be supplementary measures for investors and financial analysts in their analysis of the Company's financial condition and operating performance, as well as being used by the Company itself in making certain management decisions.

2.6 – Events subsequent to the financial statements

The Company's consolidated financial statements for the fiscal year ended on December 31, 2024, were approved by the Company's Board of Directors and issued on February 26, 2024.

The following events subsequent to the financial statements related to the fiscal year 2024 were verified, under the terms of the rules provided for in Technical Pronouncement CPC 24, approved by CVM Resolution No. 105/2022:

1. In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is in line with the company's strategic direction of prioritizing its assets and investments, both operational and strategic, in order to optimize capital allocation and cash generation. On December 31, 2024, the balance of the investment in Oxygea was R$134 million, which will be transferred to Braskem S.A., and there are no expectations of significant losses in this process.

2.7 – Allocation of results

Fiscal year ended on December 31, 2024
(a) rules on retained profits

The Company's Bylaws do not provide for any statutory reserve, as provided for in article 194 of Law 6,404 of December 15, 1976, as amended (“Corporation Law”).

However, the Company's General Meeting may resolve on the establishment of other reserves, as well as on the retention of profits, as established in the Corporations Law.

(a.i)amounts withheld from profits	In the fiscal year ending December 31, 2024, the Company calculated a loss.
(a.ii) percentages in relation to total reported profits	Not applicable, given that the company recorded a loss for the year ended December 31, 2024.
(b) rules on dividend distribution

Mandatory dividend: According to the Company's Bylaws, 25.0% of the net income for the year will be allocated to the payment of mandatory dividends, subject to the legal and statutory advantages of Class "A" and "B" preferred shares.

Priority dividend: Class “A” and “B” preferred shares will have equal priority in the distribution each year, of a minimum non-cumulative dividend of 6% of their unit value (obtained by dividing the corporate capital by the total shares outstanding), in accordance with the profits available for distribution to shareholders. The common shares will only be entitled to dividends after the dividends of the preferred shares have been paid.

After complying with the provisions of the previous paragraph and after common shares have been assured a dividend of six percent (6%) on their unit value, the class A preferred shares shall compete on equal conditions with the common shares in the distribution of the remaining profit. The class B preferred shares will not participate in the remaining profits after receiving the minimum dividend referred to above.

If there is a surplus of the mandatory dividend after the payment of the priority dividend, it will be applied: in the payment to the ordinary shares of a dividend up to the limit of the priority dividend of the preferred shares; and if there is still a remaining balance, in the distribution of an additional dividend to the ordinary shares and the class "A" preferred shares, on equal terms, so that each ordinary share or class "A" preferred share receives the same dividend.

(c) Periodicity for dividend distributions	In line with the Brazilian Corporation Law and the Company's Dividend Policy, the decision on the allocation of the Company's net profit, calculated annually on the basis of the Company's audited financial statements, falls to the Annual General Meeting to be held within the first four months following the end of the financial year. Notwithstanding this, the Company is entitled to draw up quarterly and/or half-yearly balance sheets and, in the event of a profit, the Board of Directors may approve the distribution of early dividends, with no distribution "ad- referendum" of the General Meeting, under the terms of paragraph 4 of article 46 of the Bylaws and in compliance with the legal provisions. In addition, the Board of Directors may declare interim dividends, to the account of retained earnings or existing profit reserves, under the terms of the Law and the Bylaws.

(d) any dividend distribution restrictions imposed by law or special regulations applying to the issuer, or otherwise prescribed by contract or by administrative, judicial or arbitration decisions

Except for the provisions of the Brazilian Corporation Law and the Company’s Bylaws, the Company had no restrictions to the distribution of dividends imposed by legislation or regulation, or by contracts or judicial, administrative or arbitration decisions.

(d.i)Policy destined for formally approved results, informing the body responsible for the approval, approval date and, if the issuer discloses the policy, websites where the document can be consulted	The Company has a Dividend Policy, approved on June 20, 2018 by the Company’s Board of Directors, which is available on the websites of the Company (www.braskem-ri.com.br) and the CVM (www.cvm.gov.br), establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in compliance or in addition to the provisions of the applicable legislation and regulations.

If the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval, and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted

The Company has a Dividend Policy, approved on June 20, 2018 by the Company’s Board of Directors, which is available on the websites of the Company (www.braskem-ri.com.br) and the CVM (www.cvm.gov.br), establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in compliance or in addition to the provisions of the applicable legislation and regulations.

2.8 – Relevant items not evidenced in the financial statements

2.8.a - The off-balance-sheet assets and liabilities directly or indirectly owned by the Company:

As described in note 32 (Contractual Obligations) to the Consolidated Financial Statements for the company's fiscal year ending December 31, 2024, the company has long-term contractual obligations arising from contracts signed for the purchase of energy inputs. On December 31, 2024, these commitments totaled BRL 8,355 billion (2023: BRL 8,616 billion) and should be settled by 2044.

2.8.b - Other items not evidenced in the Financial Statements

In the fiscal year ended on December 31, 2024, there are no relevant items not evidenced in the Company’s financial statements.

2.9 – Comments on items not evidenced in the financial statements

In relation to each off-balance sheet item indicated in item 2.8, the officers shall comment on:

2.9.a - how such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2024.

2.9.b - the type and purpose of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2024.

2.9.c - the kind and amount of obligations undertaken and rights generated in favor of issuer as a result of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2024.

2.10 – Business Plan

The officers shall state and comment on the major points in the issuer’s business plan, exploring specifically the following topics:

2.10.a – Investments

(i) Quantitative and qualitative description of ongoing and planned investments

The Company’s business plan is built based on the following strategic objectives: (i) grow current businesses through high return investments, with productivity and competitiveness improvements, and also continue implementing the decarbonization of current assets, measures that together will enable the delivery of the goal of achieving carbon neutrality in 2050 and reducing scope 1 and 2 emissions by 15% by 2030 ; (ii) grow in bio-based resins and chemicals and expand the use of renewable feedstock, with the goal of reaching the target of expanding production capacity of green products to 1 million tons by 2030 ; and (iii) grow in circular products (mechanical recycling) and expand the use of circular feedstock (advanced recycling), with the commitment to reach 1 million tons of resins and chemicals with recycled content by 2030.

In line with such objectives and with the maintenance of its operation, the Company disbursed BRL 3,760 million in additions to fixed assets and to intangible assets, during the fiscal year ended on December 31, 2024.

2024 Investments

By the end of 2024, investments in the order of BRL 2,3 billion had been made, consisting mainly of: (i) scheduled maintenance shutdowns at plants in Brazil, the United States and Europe; (ii) investments to improve the mechanical integrity of assets in Brazil; (iii) investments related to increasing the reliability and operational safety of industrial assets; (iv) the conclusion of payments for the project to increase the capacity of the green ethylene plant in Brazil; (v) projects associated with the energy efficiency of industrial assets and reducing CO2 emissions; and (vi) innovation and technology initiatives.

2025 Investments

The total investment planned for 2025 by Braskem (formerly Braskem Idesa) is BRL 2.9 billion, which will be used mainly for: (i) scheduled maintenance shutdowns at the Rio de Janeiro Cracker and other resin plants in Brazil; (ii) regulatory investments and investments related to operational and process safety; (iii) a program for the mechanical integrity of assets and the acquisition of spare parts for continuity; (iv) investments in technological developments; and (v) the acquisition of industrial land at the Duque de Caxias (RJ) industrial hub with a view to mitigating socio-environmental risks.

In addition, in January 2025, REIQ Investimentos was announced, which offers a presumed credit of 1.5% of PIS/COFINS for investments in the Brazilian chemical industry, totaling BRL 753 million. Braskem, in this context, announced seven projects valued at BRL 614 million to increase its production capacity by 139 thousand tons, distributed among PE, PVC and other chemical products, in three states: Bahia, Rio Grande do Sul and Alagoas. By 2025, the estimated investment is BRL 477 million.

With regard to Braskem Idesa, the total investment planned for 2025 is BRL 623 million, of which BRL 139 million is related to the ethane import terminal, which will be financed through the Syndicated Project Finance Loan issued by Terminal Química Puerto México. The remaining BRL 484 million will be earmarked mainly for the scheduled maintenance shutdown at the petrochemical complex, projects related to operational efficiency, such as maintenance, productivity and HSE.

(ii) Sources of investment financing

The Company seeks to finance its investment plan, preferably with financing lines contracted with Brazilian and international government agents (including development institutions), when these offer competitive conditions to the Company. The financing decision depends on the company's financial strategy and the eligibility of the investments for the available lines.

(iii) relevant divestments in progress and planned divestments

There is no process of total divestment of assets underway or planned. In line with its strategic pillars, Braskem maintains its focus on return on invested capital, strengthening its leadership and growth in biopolymers. In this context, the company constantly assesses its portfolio of assets in order to guide its strategic decisions on potential future divestments.

2.10.b - the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer’s production capacity, if already disclosed

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

2.10.c - new products and services, indicating:

(i) description of ongoing research already published; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) projects under development already announced; and (iv) total amounts spent by the issuer on the development of new products or services.

The Company has a global structure made up of 370 members. In addition, the company has state-of-the-art laboratories and pilot plants to enable research that supports its clients and their needs, they are:

(a)	2 technology and innovation centers (Triunfo-BR and Pittsburgh-USA)
(b)	2 polymer technical centers (Wesseling-Germany and Coatzacoalcos-MX)
(c)	1 process technology development center (Mauá-BR)
(d)	2 research centers in renewable chemicals (Campinas-BR and Boston-USA)

Based on this structure, several projects were developed that connect with each of the Company's growth avenues:

a.	Traditional business
•	Portfolio evolution: product development through improvements and advanced materials research.
•	Vulnerability reduction: reduction of vulnerabilities in the supply of additives and catalysts.
•	Technological support for assets: improvements in process technology and catalysis team in current assets.
•	Decarbonization initiatives: development of processes to address the decarbonization of current assets.
b.	Bio-based
•	Bioethylene technology: technological improvements in a collaborative research and development (R&D) partnership with Lummus.
•	Expansion of the bio-based portfolio: expansion of the bio-based portfolio (MEG [Monoethylene glycol], green PP, EVA [Ethylene-Vinyl Acetate], polyethylene [PE] wax, solvents, butadiene).

•	Monitoring of green feedstock: technical analysis of alternative feedstock for current assets.
c.	Recycling
•	Portfolio of recycled resins: product development to create and enhance the portfolio of post-consumer resins.
•	Chemical recycling platform: development of technologies for chemical recycling, in synergy with refineries.

In the traditional segment, the company has continued to evolve its portfolio through advanced research and technological improvements that optimize current assets and promote decarbonization. In addition, the expansion of the bio-based portfolio and the monitoring of renewable feedstock are essential to the strategy of removing CO₂ and achieving neutrality. In the field of recycling, Braskem continues to develop new grades of recycled resins and look for innovative alternatives in chemical recycling. These initiatives not only strengthen the Company’s market position but also reaffirm its commitment to a more sustainable and resilient future.

Regarding decarbonization, the Company developed projects in partnership with universities, such as the Università Ca’Foscari Venezia (Italy), to develop catalytic technological routes with the aim of converting CO2 into higher value-added products, and the University of British Columbia (UBC, Canada) with the aim of developing technology for the application of an electrochemical reactor to produce methanol from CO, an important intermediate that can be obtained by capturing and converting CO2.

In 2024, among the projects dedicated to the bio-based avenue, the Company continued the partnership with the Countless consortium in Europe, led by Vito NV, to evaluate the first continuous catalytic hydrogenolysis process of lignin on a demonstration scale, as well as the partnership with Lallemand Biofuels & Distilled Spirits (LBDS), which aims to develop renewable chemicals, seeking sustainable alternatives to fossil products. The Company have also entered into a partnership with Petrobras, following the successful completion of a series of industrial-scale tests to produce HLR with renewable content, using ethanol derived from sugar cane.

The main milestone for Braskem in 2024 in the bio-based Growth Avenues was the completion, in the second half of the year of the renewable innovation center in Lexington, Massachusetts, in the United States, with an investment of approximately USD 20 million. The center occupies 3,252 m2, and work will be concentrated on developing early-stage research related to the conversion of biomass-based feedstock, such as sugars, ethanol, vegetable oils, lignin and cellulose, into sustainable chemicals and materials.

In the recycling avenue, Braskem launched several grids that contributed to the expansion of the Company's portfolio of post-consumer resins. Developments in the flexible sector have led to the recovery of more than 13 million pieces of plastic packaging. In addition, the partnership signed with the Dutch Organization for Applied Scientific Research (TNO) aims to develop dissolution recycling technology, which is similar to mechanical recycling. This collaboration seeks to develop recycling technology based on Möbius dissolution, a process that purifies plastic waste, removes impurities and produces high-quality polymer resin. The result is a 100% segregated product, ideal for a variety of applications, including food packaging.

By the end of 2023, Braskem’s portfolio had 152 projects in innovation and technology, 108 projects evaluated with regard to the Sustainability Index, with 72 projects classified as having a positive impact, representing a Sustainability Index of 67%. The positive impacts of these initiatives are related to: water and/or energy savings, chemical safety (process/product), greenhouse gas emissions, and circularity. In 2024, more than 480 of the company's clients were supported by the innovation and technology team, and 41 new patent applications and 51 extensions were made.

The Company recorded a total of BRL 518 million in Research and Development Expenses In the fiscal year ending December 31, 2024.

2.10.d - opportunities inserted in the issuer's business plan related to ESG issues:

The review of Braskem's corporate strategy, carried out in 2022, integrated its long-term goals for sustainable development, defining the company's growth focus for the coming years in three avenues: traditional business, bio-based and recycling. The strategy is anchored in pillars and foundations and is focused on creating value through the balance of capital allocation, to return value to shareholders throughout the cycle, while investing in avenues of growth. Thus, generating a positive impact for all stakeholders.

The growth avenues are:

• Traditional Business: leverage the traditional petrochemical business, composed of products of fossil origin, seeking to increase its profitability, through selective investments of high added value, including projects to improve productivity and competitiveness, in addition to continuing to implement the decarbonization of the Company's current assets. These measures, together, will enable the delivery of the Company’s goal to reduce scope 1 and 2 emissions by 15% by 20305 and achieve carbon neutrality by 2050.

• Bio-based: to grow in bio-based resins and chemicals, and expand the use of renewable feedstock, in line with the commitment to expand green product production capacity to 1 million tons by 2030[2].

• Recycling: to increase the circular product portfolio, through mechanical recycling, and expand the use of circular feedstock, through advanced recycling, in line with the commitment to reach 1 million tons of resins and chemicals with recycled content by 2030[3].

Regarding the traditional business growth avenue, Braskem sees the decarbonization of its assets as na opportunity related to ESG. In this sense, the industrial decarbonization plan was created with the objective of structuring the business plan and advancing in initiatives that promote a 15% reduction in the Company’s absolute CO2 emissions (scopes 1 and 2) by 2030. In 2023, the 2030 Global Decarbonization Roadmap[4] totaled more than 80 initiatives in varying degrees of maturity, with the potential to reduce almost 2.5 million tCO2e/year by 2030 - which represents a potential reduction of around 24% in emissions compared to the base period. The initiatives focus on Braskem's assets currently in operation and have as a methodological instrument the MACC – Marginal Carbon Abatement Curve and the Industrial Decarbonization Roadmap – Portfolio of prioritized decarbonization initiatives.

[2] Base year of 2020, annual measurement.

[3] Base year of 2020, annual measurement.

[4] The Roadmap is dynamic and may change with time, as the initiatives being studied may be discarded and new initiatives may be included.

Braskem has a long-standing commitment to sustainable development and a proven track record in implementing successful initiatives that enhance sustainability and mitigate climate change. In 2023, the Company completed the 30% expansion of bioethylene production capacity at the Triunfo Petrochemical Complex, in Rio Grande do Sul, from 200,000 to 260 thousand tons per year. In addition to the expansion of green PE (I’m greenTM biobased) production capacity, Braskem advanced in the partnership with SCG Chemicals, from an agreement to form a Joint Venture, Braskem Siam Company Ltda, to enable the production of bioethylene in Thailand, with a capacity of 200 thousand tons, from EtE EvergreenTM technology – its own technology, arising from the partnership between Braskem and Lummus Technology. This initiative represents the Company's first industrial park in Asia and will contribute to the achievement of its long-term objectives. In addition, in partnership with Sojitz (a company based in Japan), Sustainea was created, a joint venture focused on the production and commercialization of bioMEG (monoethylene glycol), a feedstock used in the production of pet (polyethyl terephthalate), and bioMPG (monopropylene glycol), which can be used in applications for civil construction, industrial use and cosmetics. Based on technology developed in partnership with Topsoe, in 2023, Sustainea produced the first bottle made of bioPET, approved in regulatory tests for contact with food.

Regarding recycling, the Company intends to work through partnerships with other companies in its value chain to strengthen mechanical and chemical recycling globally. As an example of its commitment, in 2023 the Company concluded the process of acquisition of Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, acquiring a 61.1% corporate capital in Wise. In this context, Braskem disbursed the amount of approximately BRL 121 million, considering the usual adjustments for this type of transaction, of which a relevant part will be contributed directly to wise in order to double its current production capacity to approximately 50 thousand tons by 2026. In addition, Upsyde, a joint venture between Braskem and Terra Circular in the Netherlands, was launched, which has patented and proprietary technology for the recycling of plastic waste that is difficult to recycle into final products, which is used to produce durable consumer goods, such as pallets, signs for use in construction and roads, asphalt blankets and heavy-duty carpets. Regarding chemical recycling, the partnership with Vitol SA established an agreement for the supply of circular feedstock, derived from plastic waste. For this action, Vitol will start the supply of pyrolysis oil to Braskem Netherlands B.V., produced from the chemical recycling process at the WPU - Waste Plastic Upcycling A/S facilities in Denmark. Finally, in the United States, a definitive 10-year commercial agreement was signed for the supply of circular feedstock from a new chemical recycling unit of Nexus Circular, a company that converts plastics that are difficult to recycle, such as plastic films discarded in landfills, into feedstock.

2.11 – Other factors that significantly influenced operating performance

Comment on other factors that could significantly influence operating performance, and which have not been identified or addressed in the other items of this section

Not applicable.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2025

Nomination of candidates appointed by Novonor and Petrobras to occupy the positions of full and alternate members of the Board of Directors and Fiscal Council of the Company, under article 11, item I, of CVM Resolution 81.

7.3/7.4 – Composition and professional experience of the management and fiscal council

Name			Management body		Elective Office held		Date of election	Date of investiture
Ana Patrícia Soares Nogueira			Fiscal Council		Full Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	535.222.575-53		Until AGM 2026		04/28/2025	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of the comitee’s office	Term of First Office (Comitee)
12/10/1969	Lawyer	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:
Ms. Ana Patrícia Soares Nogueira is a candidate for full member of the Company's Fiscal Council, nominated by the shareholder Novonor. Ms. Ana Patrícia Soares Nogueira is a lawyer and has been Managing Partner since September 2012 at the law firm Ana Patrícia Soares Nogueira – Sociedade Individual de Advocacia, a legal consultancy focused on corporate law, with an emphasis on Corporate, Commercial, Contractual, and Corporate Governance Law. Between June 2017 and January 2021, she served as Legal Manager responsible for the Corporate and Corporate Governance areas at OEC S.A. - Under Judicial Reorganization. She was a full member and Chairwoman of the Fiscal Council of Cetrel from March 2009 to July 2017 and an alternate member of the Fiscal Council of Braskem between April 2009 and April 2016. At Braskem, she also worked as Legal Manager of the Corporate Law area from August 2002 to December 2008. Throughout her career, she has also served as an alternate member of the Board of Directors of Politeno Indústria e Comércio S.A. and Polialden Petroquímica S.A. Ms. Ana Patrícia Soares Nogueira declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold any position in a third-sector organization.
Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Gilberto Braga			Fiscal Council		Full Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	595.468.247-04		Until AGM 2026		08/25/2017	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of the comitee’s office	Term of First Office (Comitee)
10/08/1960	Economist, Accountant, and Administrator	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Gilberto Braga is a candidate for full member of the Company's Fiscal Council, nominated by the shareholder Novonor. Mr. Gilberto is a business consultant specializing in finance, capital markets, corporate law, tax law, forensic analysis, and judicial expertise support. He also serves as a member of fiscal councils, management, and audit committees for publicly held companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for Investment Funds of the CVM. Additionally, he is a university professor and teaches postgraduate courses in corporate governance at Fundação Dom Cabral, IBMEC, PUC, and FGV. He is also a commentator for Rádio CBN and Rádio Roquette Pinto, as well as a columnist for the newspaper O Dia. He holds a degree in Economics from UCAM Ipanema and in Accounting from UGF. He has completed postgraduate studies in Financial Administration at IAG-PUC Rio and holds a Master’s degree in Administration (Finance and Capital Markets) from IBMEC-Rio. Mr. Gilberto is also a member of the IBGC.

Mr. Gilberto Braga declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Mauricio Nogueira			Fiscal Council		Full Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	991.894.537-00		Until AGM 2026		04/28/2025	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of the comitee’s office	Term of First Office (Comitee)
08/10/1970	Financial Advisor	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Mauricio Nogueira is a candidate for full member of the Company's Fiscal Council, nominated by the shareholder Petrobras. Mr. Mauricio has been an advisor to Petrobras' Presidency since August 6, 2024, providing support to the Chief Financial Officer and Investor Relations Officer.

He was also an employee at Banco do Brasil from 1986 to 2021 (35 years), working in various areas such as the International Division, financial trading desk, Risk Management, International Funding, among others. From 2019 to 2021, he served as the Statutory Finance Director at Banco do Brasil.

Mr. Mauricio Nogueira declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Paulo Cicero Silva Neto			Fiscal Council		Full Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	180.006.098-00		Until AGM 2026		04/28/2025	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of the comitee’s office	Term of First Office (Comitee)
12/11/1977	Accountant	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Paulo Cicero Silva Neto is a candidate for full member of the Company's Fiscal Council, nominated by the shareholder Petrobras. Mr. Paulo has 30 years of experience in accounting and tax processes, during which he has held management and leadership roles for 19 years. He holds a bachelor's degree in Accounting Sciences and an MBA in Accounting Management. He has been an employee of Petrobras since 2005, serving in various positions, including Business Segmentation and Corporate Reporting Coordinator in Brazil, Accounting Manager for the São Paulo Regional Office, Asset Accounting Manager, Manager of Accounting Standards and Planning, and Manager of Process Optimization for Accounting and Tax Digitization. He currently serves as Accounting and Tax Manager for E&P Partnerships.

He has served as a member of the Fiscal Council in several companies, being a full fiscal advisor at Braskem between 2023 and 2024. Mr. Paulo Cicero declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Heider Josué de Aquino Nascimento			Fiscal Council		Alternate Member of Fiscal Councill		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	481.226.705-63		Until AGM 2026		04/28/2025	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of the comitee’s office	Term of First Office (Comitee)
02/23/1969	Accountant	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Heider Josué de Aquino Nascimento is a candidate for alternate member of the Company's Fiscal Council, nominated by the shareholder Novonor. Mr. Heider holds a Master’s degree in Accounting from the Pontifical Catholic University of São Paulo. He also has an MBA in Finance from the Pontifical Catholic University of Rio de Janeiro and an MBA in IFRS from FIPECAFI. Mr. Heider has professional experience in independent auditing firms and has worked for companies within the Novonor Group for more than 30 years in the areas of Controllership and Finance. He is currently the Controller of Nova Participações e Investimentos S.A.

His main professional experiences include: (i) Accountant at Construtora Norberto Odebrecht S.A. and other construction companies within the Novonor Group (1994–2005); (ii) Planning Manager at OEC S.A. (2006–2008); (iii) Financial Manager of the OEC S.A. subsidiary in Venezuela (2009–2011); (iv) Controller of the Latin American division of OEC (2012–2017); (v) Accountant and Controller at Novonor S.A. – Under Judicial Reorganization (2019–2024).

Mr. Heider declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Tatiana Macedo Costa Rêgo			Fisca Councill		Alternate Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	951.929.135-00		Until AGM 2026		04/30/2018	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of Office do Comitê	Term of First Office (Comitee)
04/28/1978	Administrator	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Ms. Tatiana Macedo Costa Rêgo is a candidate for alternate member of the Company's Fiscal Council, nominated by the shareholder Novonor. Ms. Tatiana is currently responsible for Controllership at OEC (Odebrecht Engenharia e Construção). Previously, Ms. Tatiana Macedo served as Head of Tax Planning at Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Ms. Tatiana worked in the tax area at VIVO S/A, in the telecommunications sector, where she held the position of Division Manager for Tax Planning. Prior to that, she worked for 2 years at Arthur Andersen. Ms. Tatiana holds a degree in Administration of Public and Private Companies from the Federal University of Bahia and an MBA in Management from IBMEC.

Ms. Tatiana Macedo declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Fernanda Bianchini Egert			Fiscal Council		Alternate Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	108.986.577-50		Until AGM 2026		04/28/2025	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of Office do Comitê	Term of First Office (Comitee)
10/161984	Economist	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Ms. Fernanda Bianchini Egert is a candidate for alternate member of the Company's Fiscal Council, nominated by the shareholder Petrobras. Ms. Fernanda has 16 years of experience at Petrobras, specializing in investor relations and in the preparation and dissemination of materials for capital markets and the general public. She served as a manager at Petrobras' New York office from 2015 to 2016, where she liaised with investors and institutional stakeholders in the United States. From 2017 to 2021, she was the Manager of Market Disclosure for Investor Relations, and from 2022 to March 2023, she held the position of Executive Manager of Communication and Branding. She currently serves as Manager of Market Disclosure and Regulation in the Investor Relations area at Petrobras. Ms. Fernanda holds a degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and an MBA in Finance from COPPEAD UFRJ.

Ms. Fernanda declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management body		Elective Office held		Date of election	Date of investiture
Caio Cesar Ribeiro			Fiscal Council		Alternate Member of Fiscal Council		04/28/2025	04/28/2025
Nationality	CPF		Term of Office		Term of First Office	Elected by the controlling shareholder?	Passport number
Brazilian	069.942.347-38		Until AGM 2026		04/29/2024	Yes	N/A
Date of Birth	Profession	Part of a committee?	Name of the committee	Position in the committee	Date of electionDate of election in the committee	Date of investiture in the committee	Term of the comitee’s office	Term of First Office (Comitee)
02/02/1977	Economist	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Caio Ribeiro is a candidate for alternate member of the Company's Fiscal Council, nominated by the shareholder Petrobras. He holds a bachelor's degree in Economics from the Universidade Federal Fluminense (UFF), an MBA in Finance and Controllership from UFF, an MBA in Business Analytics and Big Data from Fundação Getúlio Vargas (FGV), and a Master’s degree in Business Economics from Universidade Cândido Mendes (UCAM). He has completed extension courses in Economic Theory at the Federal University of Rio de Janeiro (UFRJ), Corporate Finance at the London Business School (LBS), and Portfolio Management at the Chicago Booth School of Business. With 20 years of experience in the financial field, Mr. Caio has been with Petrobras since 2006, working in economic and financial evaluation and risk management for investment projects (E&P, Refining, and Gas & Energy). Since 2015, he has been supervising pension plans, focusing on portfolio management and actuarial calculations. He also served as a Fiscal Council member for companies such as Logigás S.A., PBLOG S.A., BR Distribuidora S.A., Transpetro Bel 09 S.A., and Braskem S.A.

Mr. Caio Ribeiro declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Convictions:
The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

7.5 – Existence of Marital Relationship, Civil Partnership or Family Relationship up to the 2nd Degree related to Issuer’s Managers, Subsidiaries and Controlling Companies

There is no family relationship to be disclosed.

7.6 – To inform about state subordination, service, or control relationships in the last three fiscal years between the managers of the issuer and: (a) a company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds equity interest that is equal to or greater than ninety-nine percent (99%) of the corporate capital; (b) direct or indirect controlling shareholder of the issuer; and (c) any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.

2024:

Manager Name	ype of Person	CPF	Nationality	Passporte number
Ana Patrícia Soares Nogueira	Brazilian	535.222.575-53	Brazil	N/A

Position/Role in the Company
Full Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Consulting service provider in the area of corporate law	Service Provider	Parent company

Manager Name	Tipo de Pessoa	CPF	Nationality	Passporte number
Heider Josué de Aquino Nascimento	Brazilian	481.226.705-63	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Accountant	Subortination	Parent Company

Manager Name	Type of Person	CPF	Nationality	Passporte number
Heider Josué de Aquino Nascimento	Brazilian	481.226.705-63	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Controller	Subortination	Parent company

Manager Name	Type of Person	CPF	Nationality	Passporte number
Mauricio Nogueira	Brazilian	991.894.537-00	Brazil	N/A

Position/Role in the Company
Full Member of the Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Advisor to the Presidency	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Paulo Cicero Silva Neto	Brazilian	180.006.098-00	Brazil	N/A

Position/Role in the Company
Full Member of the Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Accounting and Tax Manager for E&P Partnerships at Petrobras	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Fernanda Bianchini Egert	Brazilian	108.986.577-50	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
"Investor Relations Manager / Market Disclosure and Regulation	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Caio Cesar Ribeiro	Brazilian	069.942.347-38	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Pension Plan Supervisor	Subortination	Supplier

2023:

Manager Name	Type of Person	CPF	Nationality	Passporte number
Ana Patrícia Soares Nogueira	Brazilian	535.222.575-53	Brazil	N/A

Position/Role in the Company
Full Member of the Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Consulting service provider in the area of corporate law	Prestação de Serviços	Parent company

Manager Name	Type of Person	CPF	Nationality	Passporte number
Heider Josué de Aquino Nascimento	Brazilian	481.226.705-63	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Accountant and Controller	Subortination	Parent company

Manager Name	Type of Person	CPF	Nationality	Passporte number
Paulo Cicero Silva Neto	Brazilian	180.006.098-00	Brazil	N/A

Position/Role in the Company
Full Member of the Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Accounting and Tax Manager for E&P Partnerships at Petrobras.	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Fernanda Bianchini Egert	Brazilian	108.986.577-50	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Executive Manager of Communication and Branding (until March 2023) Investor Relations / ESG Manager (from March 2023)	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Caio Cesar Ribeiro	Brazilian	069.942.347-38	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Pension Plan Supervisor	Subortination	Supplier

2022:

Manager Name	Type of Person	CPF	Nationality	Passporte number
Ana Patrícia Soares Nogueira	Brazilian	535.222.575-53	Brazil	N/A

Position/Role in the Company
Full Member or the Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Consulting service provider in the area of corporate law	Service provider	Parent company

Manager Name	Type of Person	CPF	Nationality	Passporte number
Heider Josué de Aquino Nascimento	Brazilian	481.226.705-63	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Novonor S.A. - Em recuperação judicial	Legal	05.144.757/0001-72	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Accountant and Controller	Subortination	Parent Company

Manager Name	Type of Person	CPF	Nationality	Passporte number
Paulo Cicero Silva Neto	Brazilian	180.006.098-00	Brazil	N/A

Position/Role in the Company
Full Member of the Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Accounting and Tax Manager for E&P Partnerships at Petrobras	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Fernanda Bianchini Egert	Brazilian	108.986.577-50	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Executive Manager of Communication and Branding	Subortination	Supplier

Manager Name	Type of Person	CPF	Nationality	Passporte number
Caio Cesar Ribeiro	Brazilian	069.942.347-38	Brazil	N/A

Position/Role in the Company
Alternate Member of Fiscal Council

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passporte number
Petróleo Brasileiro S.A. - PETROBRAS	Legal	33.000.167/0001-01	Brazil	N/A

Position/Role in the Related Person	Type of relationship with the Related Person	Type of Related Person
Pension Plan Supervisor	Subortination	Supplier

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2025

Proposal for the compensation of managers, pursuant to article 13, item I, of CVM Ruling 81

1.	Proposal for the Compensation of Managers for 2025

Pursuant to the compensation strategy defined by the Board of Directors, with favorable recommendation from the Personnel and Organization Committee, the proposal of global compensation to the Company’s managers is based on the items below, with items (ii) and (iii) being applicable only to the Officers Appointed by the Bylaws:

(i)               The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)              The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii)             Planning for the delivery of shares scheduled for 2025 within the scope of the Company’s 2025 Long-Term Incentive Plan.

The annual amount proposed for the 2025 fiscal year of global fees (Statutory Officers and members of the Company’s Board of Directors), plus benefits, total BRL 78,000,000.00, net of social charges of employer burden, lower value than that approved at the Ordinary General Meeting held on April 29, 2024, as detailed throughout this annex. The proposed annual global compensation also includes the compensation of the effective and alternate members of the Board of Directors for their participation in Advisory Committees to the Board of Directors.

The annual global proposal is based on the alignment with the strategy of compensation for the Board of Directors and Office Appointed by the Bylaws, with market references.

Additionally, the Administration proposes the amount of R$1,115,100.00 referring to the global compensation of the members of the Fiscal Council, in compliance with the provisions of article 162, §3, of the Corporations Law, an amount equivalent to that approved at the Ordinary General Meeting held on April 29, 2024.

Summary of the main variations of the amounts of the proposals submitted to the Annual General Meeting in 2025 and 2024

Officers 7 Statutory Officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2025	2024
Monthly and Short-Term Fees (ICP)	63,460	59,126
Long-Term Fees (ILP)	12,750	13,080
Benefits	1,790	1,809
Others¹	0	10,380
Total (net of charges)	78,000	84,395

The amount related to the global compensation of the directors proposed for the fiscal year 2025 is lower than that approved at the Annual General Meeting held on April 29, 2024, mainly considering that:

(i)                The Retention Program for the former Statutory Directors, replaced at the Board of Directors Meetings held on November 25, 2024 and December 13, 2024 (“2024 Statutory Directors”) was settled in 2024, with such amounts no longer being included in the proposal for 2025; and

(ii)              (ii) The sum of the monthly honorarium of the New Directors foreseen for 2025 is lower than the sum of the monthly honorarium of the 2024 Statutory Directors foreseen at the time of the proposal for 2024.

Notes:

¹ Alternate members of the Board of Directors are not entitled to remuneration, unless they hold positions on advisory committees of the Board of Directors and exclusively due to the role they perform.

2 Amount related to the Retention Program (2021), as mentioned above.

Fiscal Council 5 sitting members and 5 alternates[1]
(BRL in thousands)
Discrimination	2025	2024
Fees	1,115	1,115
Others
(Net) total	1,115	1,115
Notes: [1] The alternate members of the Fiscal Council receive no remuneration for their functions.

2.	Amounts effectively realized in 2024 versus proposed amounts in 2024

Officers 6 Statutory Officers[1]	Board of Directors 11 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2024 Proposal	2024 Realized
Total	84,395	74,602
The amount actually realized in 2024 was lower than the amount proposed in the 2024 fiscal year and already includes the amounts recognized in the 2024 fiscal year related to the termination of contracts of 5 Statutory Directors in November and December 2024 (i.e., termination payments, short-term incentives, settlement of the Retention Program and the advance payment in an amount equivalent to the Restricted Shares to which they were entitled according to the approved Long-Term Incentive Programs).

Notes:

[1] Additionally, the proposed annual global compensation of management for the 2024 fiscal year considered 7 positions in the Office Appointed by the Bylaws, while the actual amount for the annual global compensation of management in the 2024 fiscal year reflects the 6 acting members of the Office Appointed by the Bylaws.

Fiscal Council 5 sitting members and 5 alternates
(BRL in thousands)
Discrimination	2024 Proposal	2024 Realized
Total	1,115	1,064
The actual amount is in line with the proposed amount, slightly below due to the non-use of the contingency budget.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2025

8.     Compensation of managers

8.1.              Describe the policy or practice adopted for compensation of the board of directors, Statutory Office and other officers, fiscal council, committees provided for in the bylaws and audit, risk, financial and compensation committees, addressing the following aspects:

a.                objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites where the document can be found

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its managers based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders’ interests with those of the Statutory Office in obtaining and exceeding the short- and long-term results.

The Compensation Policy is formally approved by the Board of Directors.

b.                      practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the Management, indicating:

(i)                           the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate

(ii)                              criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

(iii)                                           frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy

The proposals for Global Compensation of the Managers and the Fiscal Council are based on market studies, and are submitted to analysis by the Personnel and Organization Committee (“CPO”) of the Board of Directors prior to the submission to approval at an Annual General Meeting (“AGM”). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a meeting of the Board of Directors. The proposal for individualization of the Compensation of the Managers is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as of the Statutory Officers. The frequency of the studies for updating and comparing the market occurs on an annual basis.

c.                       breakdown of the compensation, stating:

(i)                   a description of the elements that form the compensation, including, in relation to each of them:

•  their goals and alignment to short, medium, and long-term interests of the issuer

•  their proportion in the global compensation of the 3 last fiscal years

•  the calculation and adjustment methodology

•  the main performance indicators taken into account, including, if applicable, ESG-related indicators

The objectives of the compensation elements, the calculation and adjustment methodology, as well as the main performance indicators (when applicable) are presented below:

Board of Directors

In order to reward them for the duties and responsibilities pertaining to the position held and in accordance with market practices, the effective members of the Board of Directors are compensated in a competitive manner, with fixed fees (monthly as pro-labore) based on annual market surveys (through comparison to a peer group of companies, which have similar sizes and good practices as to policies and governance). The alternate members of the Board of Directors are not entitled to compensation and no variable compensation (short and long term) and benefits are adopted for the exercise of the position of member of the Board of Directors are not adopted, except for any compensation that the effective and alternate members may receive for participation in Committees, which is also fixed (monthly). This practice is evaluated annually by the CPO, by the Board of Directors and the global amount proposed for the Board of Directors is part of the global sum approved at the AGM.

The compensation strategy for the effective members of the Board of Directors is to position the monthly fixed fees competitively in relation to benchmark market practices. This strategy will always seek alignment with the evolution of Braskem’s Governance.

Board of Directors’ Advisory Committees

For greater clarity regarding the objectives of the compensation elements and the calculation and adjustment methodology, we present below the Board of Directors' Advisory Committees and how they are organized:

•	Currently, the Company has one (1) committee appointed by the Bylaws, the Statutory Compliance and Audit Committee ("CCAE"), pursuant to CVM Ruling No. 23/21, the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission - SEC. The CCAE is a permanent advisory body of the Board of Directors, consisting of five (5) members, elected by the Board of Directors, of which three (3) are independent members of the Board of Directors in accordance with the Company's policies; and two (2) are members from outside the Company, as further detailed below. The two (2) members that are not part of the Board of Directors are chosen by the Board of Directors from the list submitted by the Chairman of the Board of Directors, prepared by a specialized company with proven experience, and appointment by the shareholders is not allowed.

The Company also has three (3) other permanent Board of Directors’ Advisory Committees (not appointed by the Bylaws), namely:

•              Finance and Investment Committee;

•              Personnel and Organization Committee; and

•              Strategy & Communication Committee and ESG.

Such committees not appointed by the Bylaws consist of the permanent and alternate members of the Company's Board of Directors, and the Chairman of the Board of Directors shall appoint the Board Members to compose each of the Committees and the designate the Coordinating Board Member, taking into account the experience and skills of each Board Member, vis a vis the attributions of each Committee. Each Committee will have at least three (3) and at most five (5) full members, with one member designated as the Coordinator. The terms of office of the Board Members in the Committees coincide with their terms on the Board of Directors, and re-election is permitted, provided that the members are reelected to their positions on the Board of Directors.

To reward them for the duties and responsibilities pertaining to the position held and in accordance with market practices, the members of the Committees are remunerated in a competitive manner, with fixed fees (monthly as pro-labore) based on annual market surveys (by means of comparison with a peer group of companies, which have similar sizes and good practices as to policies and governance). The Company differentiates the monthly fees of the members of the Committees according to the responsibilities and participation in each Committee, recognizing and reflecting the demand of time, responsibilities and complexity inherent to the position held. Members of Committees that are not members of the Board of Directors will receive the fixed monthly compensation for acting and/or coordinating a Committee. The differentiation of fees observes the same rule mentioned above. The effective and alternate members of the Board of Directors who are part of the Company's Committees receive an additional monthly fixed compensation for acting and/or coordinating a Committee. Variable compensation (short and long term) and benefits are not adopted. This practice is evaluated annually by the CPO, by the Board of Directors and the global amount proposed is approved at the AGM.

The compensation strategy for the Board of Directors' Advisory Committees is to position the monthly fixed fees competitively in relation to benchmark market practices. This strategy will always seek alignment with the evolution of Braskem’s Governance.

Statutory Office and other Officers

The members of the Statutory Office and other officers have a competitive compensation strategy, formed by the monthly compensation, short- and long-term incentives and benefits. All compensation positioning takes into consideration the annual benchmark market in all locations where Braskem is present and compared to a peer group of companies, which have similar sizes and good practices regarding policies and governance:

In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed, its position in the compensation band and the need to make any adjustments to the monthly compensation is assessed;

•	In the variable compensation, the short-term incentive is proposed according to the challenge of each member and the individual performance is evaluated (through the fulfillment of individual goals) and Braskem's operational and economic performance (EBITDA). The individual goals include ESG indicators such as, for example, investments in circular economy, marketing of recycled resins, CO2 emission reduction, action plans for the management of socio-environmental risks and implementation of action plans and other actions agreed with the Compliance department. Under the terms of the LTI Plans approved at the Company's Extraordinary General Meetings held on March 21, 2018 and July 28, 2023, the Board of Directors is responsible for annually approving its programs, the list of eligible people and the amount of shares to be delivered (matching in these programs, according to specific criteria provided for in the LTI Plan. In this sense, the members of the Company’s Office Appointed by the Bylaws and Other Offices are beneficiaries of the ongoing programs approved under the LTI Plan (2022, 2023 and 2024 Programs) and will receive the number of shares (matching) already defined by the Board of Directors for each of these programs.

•	The benefits offered by the Company to all officers are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme.

•	The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and exceed the results to be achieved.

The compensation of the Office Appointed by the Bylaws is analyzed annually by the CPO, the Board of Directors and the global amount proposed for the Office is part of the global sum that is approved at the AGM.

With regard to the Non-Statutory Board of Directors, the approval of its remuneration and any adjustments is the responsibility of LN-Braskem, and the matter submitted to the Board of Directors for information.

Fiscal Council

The permanent members of the Fiscal Council are compensated by means of fixed monthly fees, according to market research, meeting the minimum limit provided for in paragraph 3 of article 162 of the Brazilian Corporations Law, with the purpose of rewarding the board members for the attributions and responsibilities pertinent to the position held and in accordance with market practices and legal provision. The alternate members of the Fiscal Council receive no remuneration for their functions.

There is no variable compensation (short or long term) and benefits for members of the Fiscal Council.

The proportion of each element in the total compensation of each management body of the Company regarding the last three fiscal years is below:

Thus, presented the details above, the alignment of the compensation elements to the interests of shareholders occurs to the extent that they are (i) equitable (remunerate proportionately according to skills, professional training and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business). The fulfillment of short, medium and long-term goals generates results for the company, thus adding value to it. In return, the Company distributes these results in the form of short- and long-term variable compensation. This cycle causes the Company to grow and develop to seek its perpetuity.

The proportion of each element in the total compensation was as follows in the last 3 fiscal years:

	% in relation to the total compensation - 2024
	Compensation Fixed	Compensation Variable	Benefits	Total
Board of Management	100%	0%	0%	100%
Office Appointed by the Bylaws/Office Not Appointed by the Bylaws	27,72%	70,55%	1,72%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

	% in relation to the total compensation - 2023
	Compensation Fixed	Compensation Variable	Benefits	Total
Board of Management	100%	0%	0%	100%
Office Appointed by the Bylaws/Office Not Appointed by the Bylaws	45,6%	50,3%	4,1%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

	% in relation to the total compensation - 2022
	Compensation Fixed	Compensation Variable	Benefits	Total
Board of Management	100%	0%	0%	100%
Office Appointed by the Bylaws/Office Not Appointed by the Bylaws	37.0%	60.1%	2.9%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

(ii)                              reasons that justify the composition of the compensation

Board of Directors

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution.

Board of Directors’ Advisory Committees

In the same way, it is understood that the Board of Directors’ Advisory Committees should be entitled only to fixed remuneration in recognition of their function, without, however, being involved with its execution.

Statutory Office and other Officers

The compensation of the Office Appointed by the Bylaws and Other Offices is in line with the market practices of the peer group (companies of equivalent size and with good practices in terms of policies and governance). The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

The composition of the compensation of the Fiscal Council is in line with market practices and with the provisions of paragraph 3 of article 162 of the Brazilian Corporations Law, which establishes the minimum legal compensation.

(iii)             existence of members not compensated by the issuer and the reason for such fact

Alternate members of the Board of Directors and alternate members of the Fiscal Council do not receive monthly fixed fees. However, the alternate members of the Board of Directors who are members of the Board Advisory Committees are compensated for this.

d.    existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

e.     existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

As a retention tool for key personnel, certain Non-Statutory Directors are entitled to a "Retention Bonus," which is subject to specific conditions and requirements tied to the occurrence of certain corporate events, including a change in the Company's control, as approved by the Board of Directors. Regarding the Statutory Directors who left the Company at the end of 2024 and were entitled to such a Bonus, the retention instrument was settled in 2024.

In the event of a share transaction involving the Company's control during 2025, the new Statutory Directors appointed in December 2024 will be entitled to the full annual payment agreed upon for the short-term incentive for 2025, as well as the early grant of the 2025 ILP Program, based on the Program's matching base, in an amount corresponding to 40% of the total short-term incentive defined for 2024.

8.2         Total compensation per body

Total compensation estimated for the current Fiscal Year ending on December 31, 2025 - Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11	7	5	23
No. of paid members	11	7	5	23
Fixed annual compensation
Salary or Pro labore	9,847,200.00	13,290,004.96	1,062,000.00	24,199,204.96
Direct and indirect benefits	0.00	626,859.27	0.00	626,859.27
Participations in committees	3,684,000.00	0.00	0.00	3,684,000.00
Others	1,828,023.77	7,000,000.01	53,000.00	8,881,023.78
Description of other fixed compensations
Variable compensation
Bonus
Profit sharing		26,562,500.00		26,562,500.00
Participation in meetings
Commissions
Others
Description of other variable compensations
Post-employment		1,163,411.99		1,163,411.99
Cessation of position
Based on shares (including options)		12,750,000.00		12,750,000.00
Note
Total compensation	15,359,223.77	61,392,776.23	1,115,000.00	77,867,000.00

Total compensation of the Fiscal Year on December 31, 2024 – Annual Amounts

	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11	6	5	22
No. of paid members	11	6	5	22
Fixed annual compensation
Salary or Pro labore	9,804,510.00	16,761,683.98	1,064,360.00	27,630,553.98
Direct and indirect benefits	0.00	394,737.05	0.00	394,737.05
Participations in committees	3,115,049.33	0.00	0.00	3,115,049.33
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	N/A	N/A	N/A	N/A
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	20,334,658.33	0.00	20,334,658.33
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	5,155,000.00	0.00	5,155,000.00
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	0.00	647,060.88	0.00	647,060.88
Cessation of position	0.00	0.00	0.00	0.00
Based on shares (including options)	0.00	17,165,663.95	0.00	17,165,663.95
Note
Total compensation	12.919.559,33	60,458,804.20	1,064,360.00	74,442,723.53

Total compensation of the Fiscal Year on December 31, 2023 – Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11	6	5	22
No. of paid members	11	6	5	22
Fixed annual compensation
Salary or Pro labore	9,799,284.00	13,202,149.08	1,063,770.00	24,065,203.08
Direct and indirect benefits	0.00	342,204.69	0.00	342,204.69
Participations in committees	3,168,000.00	0.00	0.00	3,168,000.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	N/A	N/A	N/A
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	10,949,980.67	0.00	10,949,980.67
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations
Post-employment	0.00	717,204.04	0.00	717,204.04
Cessation of position	0.00	0,00	0.00	0.00
Based on shares (including options)	0.00	4,003,826.01	0.00	4,003,826.01
Note
Total compensation	12,967,284.00	29,215,364.49	1,063,770.00	43,246,418.49

Total compensation of the Fiscal Year on December 31, 2022 – Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11	6	5	22
No. of paid members	10	6	5	21
Fixed annual compensation
Salary or Pro labore
Direct and indirect benefits	9,116,200.00	16,555,641.65	1,032,000.00	26,703,841.65
Participations in committees	0.00	909,397.73	0.00	909,397.73
Others	2,942,433.33	0.00	0.00	2,942,433.33
Description of other fixed compensations
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	14,325,773.35	0.00	14,325,773.35
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations		NA
Post-employment	0.00	453,714.56	0.00	453,714.56
Cessation of position	0.00	0.00	0.00	0.00
Based on shares (including options)	0.00	15,191,262.36	0.00	15,191,262.36
Note
Total compensation	12,058,633.33	47,435,789.65	1,032,000.00	60,526,422.98

8.3 Variable Compensation

Fiscal Year: December 31, 2025

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	11	7	5	23
	0	7	0	7
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0,00	26,562,500.00	0.00	26,562,500.00
	0.00	0.00	0.00	0.00

Fiscal Year: December 31, 2024

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	0	7	0	7
	0	7	0	7
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	27,250,000.00	0.00	27,250,000.00
	0.00	20,334,658.33	0.00	20,334,658.33

Fiscal Year: December 31, 2023

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	11	6	5	22
	0	6	0	6
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	26,750,000.00	0.00	26,750,000.00
		10,949,981.00		10,949,981.00

Fiscal Year: December 31, 2022

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	11	6	5	22
	0	6	0	6
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	27,937,500.00	0.00	27,937,500.00
		14,325,773.35		14,325,773.35

8.4.    Regarding the stock-based compensation plan of the board of directors and statutory officers in effect in the last fiscal year and expected for the current fiscal year, please describe:

The company has two (2) plans with current grants, as detailed below:

•         The Company's Restricted Stock Grant Plan (“2018 Plan”) was approved at the Extraordinary General Meeting held on March 21, 2018, contemplating, among other members, the Officers Appointed by the Bylaws. The Plan was effective from the date of its approval by the Meeting and ended five (5) years after that date, in 2022. Within the scope of the Plan, however, the 2022 program approved during its term is still in progress, and actions yet to be delivered to the Participants, as detailed in items 8.9 and 8.10 below.

•         The Company's Restricted Stock Grant Plan (“2023 Plan”) was approved at the Extraordinary General Meeting held on July 28, 2023, contemplating, among other members, the Officers Appointed by the Bylaws. The Plan was effective from the date of its approval by the Meeting and ends five (5) years after that date, in 2028.

The Plans can be found on the CVM website (www.cvm.gov.br) and on the Company's Investor Relations page (www.braskem-ri.com.br).

The Company does not have an equity-based compensation plan for members of the Board of Directors.

2018 Plan – Validity of Grants until 2022

a.            general terms and conditions

Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The Plan's goal is to award, for every one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number is defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the three (03) years after the approval of each

Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Waiting Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

b.             approval date and responsible body

The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on March 21, 2018.

c.             maximum number of covered shares

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on the date of approval of the 2018 Plan, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred sixty-five (11,958,865) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares.

d.            maximum number of options to be awarded

Not applicable, since share options shall not be awarded as a result of the Plan model.

e.            conditions for acquisition of shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

f.             acquisition or exercise pricing criteria

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A. (Brazil) - on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

g.            acquisition or strike pricing criteria

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

h.            method of settlement

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

i.              share transfer restrictions

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

j.              criteria and events that, when verified, will entail the suspension, alteration or termination of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

k.            effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

In case of Dismissal of a Participant (i) upon dismissal for cause or removal from his/her position for violating the duties and responsibilities of an administrator,

(ii)      upon request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or

(iii)     transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. For awards of the 2018 Plan occurred in 2022, the delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

2023 Plan – Effective as of 2023

a.	general terms and conditions

Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The Plan's goal is to award, for every one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number is defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Waiting Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

b.	approval date and responsible body

The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on July 28, 2023 (2023 Plan).

c.	maximum number of covered shares

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on the date of approval of the 2023 Plan, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred sixty-five (11,958,117) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,207,834) shares.

d.	maximum number of options to be awarded

Not applicable, since share options shall not be awarded as a result of the Plan model.

e.	conditions for acquisition of shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

f.	acquisition or exercise pricing criteria

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location where a Participant would receive the Restricted Shares, as established in the Award Agreement, on the first business day (a.i) immediately after the end of the Vesting Period, or (a.ii) the 15th (fifteenth) business day immediately preceding the date of the respective Termination, or, if the Restricted Shares are not traded in the Participant’s location, it means the quoted price of the Restricted Shares on B3 on the same dates as above, as the case may be, converted into the currency of the Participant’s location.

g.	acquisition or strike pricing criteria

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

h.	method of settlement

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most thirty (30) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

i.	share transfer restrictions

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

j.	criteria and events that, when verified, will entail the suspension, alteration or termination of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within thirty (30) days after the occurrence of the event set forth in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

k.	effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

In case of Withdrawal of a Participant (i) upon dismissal for cause or removal from his/her position for violating the duties and responsibilities of an administrator,

(ii)                            upon request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or

(iii)                             transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. For grants of the 2023 Plan, the delivery of the Restricted Shares to the Participant will be made within thirty (30) days from the date of Termination.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within thirty (30) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

In the event of Withdrawal of a Participant who is the Chief Executive Officer or a Vice President, by decision of the Company, unless due to dismissal for cause or removal from office for violating the duties and responsibilities of an administrator, such Participant will be entitled to receive all Restricted Shares regardless of the vesting requirements have been observed. In this case, the delivery of the Restricted Shares to the Participant shall be made within thirty (30) days from the date of Termination.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

8.5                Share-based compensation (Stock options)

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.6. Regarding each share option granted in the last 3 fiscal years and that estimated for the current fiscal year, of the board of directors and the statutory office, prepare a table with the following content:

a.                 body

b.                 total number of members

c.                 number of compensated members

d.                 date of granting

e.                 number of options granted

f.                 term for the options to become vested

g.                 maximum term to exercise the options

h.                 lock-up period for transfer of shares received due to the exercise of the options

i.                 fair value of the options on the grant date

j.                 multiplication of the number of shares awarded by the fair value of the options on the date of award

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.7      In relation to the outstanding options of the board of directors and statutory office at the end of the last fiscal year, prepare a table with the following content:

a.        Body

b.        total number of members

c.        number of compensated members

d.        in relation to options not yet vested

i.         quantity

ii.        date on which they will become vested

iii.       maximum term to exercise the options

iv.       term of restriction on transfer of shares

v.        weighted average price of exercise

vi.       fair value of the options on the last day of the fiscal year

e.        in relation to options not yet vested

i.         in relation to vested options

ii.        maximum term to exercise the options

iii.       term of restriction on transfer of shares

iv.       weighted average price of exercise

v.        fair value of the options on the last day of the fiscal year

f.         fair value of total options on the last day of the fiscal year

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.8. Regarding the exercised options related to the share-based compensation of the board of directors and of the statutory office over the last 3 fiscal years, prepare a table with the following content:

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.9.    With regard to share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last three fiscal years and the compensation forecast for the current fiscal year, for the board of directors and statutory office, prepare a table with the following content:

See the chart below that addresses questions 8.9 and 8.10.

8.10.               In relation to each share award made in the last 3 fiscal years and expected for the current fiscal year, from the board of directors and statutory office, draw up a table with the following content:

Charts below that address questions 8.9 and 8.10.

Fiscal year	2025
Body	Statutory Office
Total number of members	7.00
Total number of compensated members of Members	7.00
Programs	2025 Program
Number of Options Granted Total of Shares	986,842
Total Number of Shares Not Yet Exercisable	986,842
Award date	Waiting for approval of the 2025 Grant by the Board of Directors
Date on which they will become vested (end of the waiting period)	Waiting for approval of the 2025 Grant by the Board of Directors
Maximum period for the delivery of shares	30 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares	No Lockup.
Quantity transferred Total of Shares	0
Quantity lapsed Total of Shares	0
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 12.92
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 12,750,000.00

Note: The 2025 ILP Program has not yet been approved by the Board of Directors. The 2025 values consider as a premise the individual contribution of 20% of the 2024 PLR Pact and a maximum counterpart of 3.00 shares for each share invested. The share value of R$12.92 is the average closing price of BRKM5 shares from January 2, 2025 to February 4, 2025.

Fiscal year	2024
Body	Statutory Office
Total number of members	6.00
Total number of compensated members of Members	6.00
Programs	2024 Program
Number of Options Granted Total of Shares	473,417
Total Number of Shares Not Yet Exercisable	0
Award date	06/05/2024
Date on which they will become vested (end of the waiting period)	06/05/2027
Maximum period for the delivery of shares	30 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares	No Lockup.
Quantity transferred Total of Shares	473,417
Quantity lapsed Total of Shares	0
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 18.19
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 8,611,455.23

Fiscal year	2023
Body	Statutory Office
Total number of members	6.00
Total number of compensated members of Members	6.00
Programs	2023 Program
Number of Options Granted Total of Shares	293,110
Total Number of Shares Not Yet Exercisable	0
Award date	09/06/2023
Date on which they will become vested (end of the waiting period)	09/06/2026
Maximum period for the delivery of shares	30 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares	No Lockup.
Quantity transferred Total of Shares	293,110
Quantity lapsed Total of Shares	0
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 23.02
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 6,747,392.00

Fiscal year	2022
Body	Statutory Office
Total number of members	6.00
Total number of compensated members	6.00

Programs	2022 Program
Number of Options Granted Total of Shares	184,820
Total Number of Shares Not Yet Exercisable	0
Award date	05/17/2022
Date on which they will become vested (end of the waiting period)	05/17/2025
Maximum period for the delivery of shares	60 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares	No Lockup.
Quantity transferred Total of Shares	184,820
Quantity lapsed Total of Shares	0
Potential dilution in case of award of all shares to beneficiaries	< 1.5%
Fair value of shares on the date of award	BRL 44.15
Multiplication of the number of shares awarded by the fair value of the shares on the award date	BRL 8,159,803.00

8.11 . Shares Delivered

Fiscal Year: December 31, 2024

	Board of Directors	Statutory Office	Fiscal Council
Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	11	6
	0	6
	0	960,812
	0.00	0.00
	0.00	16,17
	0.00	-15,533,319.24

Fiscal Year: December 31, 2023

	Board of Directors	Statutory Office	Fiscal Council
Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	11	6
	0	6
	0	216,721
	0.00	0.00
	0.00	23.40
	0.00	-5,071,271.40

Fiscal Year: December 31, 2022

	Board of Directors	Statutory Office	Fiscal Council
Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	11	6
	0	6
	0	51,759
	0.00	0.00
	0.00	42.53
	0.00	-2,200,034.37

8.12.               Summary description of the information required to understand the data stated in items 8.5 through 8.11, such as an explanation of the share and option pricing method, stating at least:

a.                     pricing method

LTIP 2018 (2018 to 2022)

The reference price of the Restricted Shares that the Company will award will be the quoted market value of the Restricted Shares (as defined in the Plan) in the location of each Participant on the second business day immediately preceding the respective transfer of the Restricted Shares, or, if there is no trading of Restricted Shares in the location of the Participant, will be the quoted market value of such Restricted Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately preceding the respective payment date, converted to the currency of the Participant's location

LTIP 2023 (2023 to 2027)

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location where a Participant would receive the Restricted Shares, as established in the Award Agreement, on the first business day (a.i) immediately after the end of the Vesting Period, or (a.ii) the 15th (fifteenth) business day immediately preceding the date of the respective Termination, or, if the Restricted Shares are not traded in the Participant’s location, it means the quoted price of the Restricted Shares on B3 on the same dates as above, as the case may be, converted into the currency of the Participant’s location.

b.                      data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends, and the risk-free interest rate

Not applicable, since the Company has no share option plan.

c.                     method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the Company has no share option plan.

d.                     method for ascertaining the expected volatility

Not applicable, since the Company has no share option plan

e.                     if any other characteristic of the option were incorporated into the calculation of its fair value

Not applicable, since the Company has no share option plan.

8.13.              Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, subsidiaries, or companies under common control, held by members of the board of directors, statutory office, or fiscal council, grouped by body:

December 31, 2024
Company	Category	Board of Directors	Executive Office	Fiscal Council	Technical or Advisory Bodies	Total
	Issuer
Braskem S.A.	Shares Common	898	0	0	0	898
	Preferred Shares – Class A	500	600	100	5,300	6,500
	Preferred Shares – Class B	0	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company’s Board of Directors have been recorded only in the “Executive Office” column, in line with the reporting done for purposes of article 11 of CVM Ruling No. 44 of August 13, 2021.

8.14.              Regarding the pension plans in effect granted to the members of the board of directors and statutory officers, provide the following information in a chart:

	Board of Directors	Statutory Office	Fiscal Council
No. of members	11.00	6.00	5.00
Total number of compensated members	11.00	6.00	5.00
Name of the plan	N/A	Vexty Plan	N/A
Number of managers who qualify for retirement	N/A	6.00	N/A
Conditions for early retirement	N/A	After the termination of the employment relationship, direction or mandate with the Sponsor, the Participant is allowed, depending on his life and career plan, to anticipate the request for his benefit at any age lower than seventy (70) years old.	N/A
Updated value of the contributions accumulated in the pension plan up to the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 10,443,484.37	N/A
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the managers	N/A	BRL 647,060.88	N/A
If there is the possibility of early redemption and what the conditions are	N/A	None. Redemption is possible only after termination of employment bond, management bond or term of office with the Sponsor	N/A

8.15.                  Minimum, maximum and average annual compensation

Annual amounts

	Statutory Office			Board of Directors			Fiscal Council
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
No. of members	6	6	6	11	11	11	5	5	5
No. of paid members	6	6	6	11	11	10	5	5	5
Highest compensation amount in Real	18,437,691.37	8,845,000.00	22,831,950.37	2,554,800.00	2,554,800.00	2,504.533.33	212,400.00	212,400.00	206,400.00
Lowest compensation amount in Real	6,964,063.78	3,908,357.00	2,899,454.63	894,000.00	894,000.00	894,000.00	212,400.00	212,400.00	206,400.00
Average compensation amount in Real	10,831,864.43	5,439,533.00	7,905,964.94	1,257,005.56	1,206,120.00	1,205,863.33	212,400.00	212,400.00	206,400.00

Note

Statutory Office
12/31/2024	The amount of the highest individual compensation of the Office Appointed by the Bylaws in 2024 contemplates a non-recurring event referring to the recognition of the amounts related to the termination of the contract of Mr. Roberto Bischoff, who held the position of CEO until November 29, 2024.
12/31/2022	The amount of the highest individual compensation of the Office Appointed by the Bylaws in 2022 contemplates a non-recurring event referring to the recognition of the amounts related to the termination of the contract of Mr. Roberto Simões, who held the position of CEO until December 31, 2022.
12/31/2021	The amounts informed in the table above do not take the social charges borne by the employer into account.

Board of Directors
12/31/2021	The amounts informed in the table above do not take the social charges borne by the employer into account.

Fiscal Council
12/31/2021	The amounts informed in the table above do not take the social charges borne by the employer into account.

8.16. Describe contract arrangements, insurance policies, or other instruments containing mechanisms for compensation or indemnification of managers in case of dismissal or retirement, stating the financial consequences for the issuer

The Company does not have mechanisms for compensating or indemnifying management in the event of removal from office or retirement, with the exception of rights related to the Long-Term Incentive Program, applicable to officers and other members who are eligible under the rules of the Plan in force.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by HDI Global Seguros, with coverage valid until July 17, 2026. The policy has a worldwide coverage, and the policy net premium in force was USD 3.907 thousand.

Pursuant to the policy, the managers shall be indemnified for damage (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct or any other specific exclusion/limitation provided in the policy).

In addition to the D&O Insurance described above, the Company is authorized to enter into indemnity commitment with certain Beneficiaries, as defined in the Policy for Managers and Members, including its managers and former managers. The Policy for Managers and Members was approved by the Board of Directors on November 8, 2017 and updated pursuant to certain provisions of CVM Guidance Opinion No. 38 on February 14, 2019, on March 18, 2019, on October 21, 2019 and on December 12, 2019 (“Indemnity Policy”) which is available on the websites of the Company (www.braskem-ri.com.br) and CVM (www.cvm.gov.br).

8.17. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the issuer’s result referring to members of the board of directors, statutory office or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter

Fiscal year ended on	Board of Directors	Board of Directors Tax	Statutory Office
2025	37,38%	20,00%	23,57%
2024	38,46%	19,96%	0,96%
2023	35,85%	19,97%	0,00%
2022	37,23%	20,00%	0,00%

8.18. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income statement as compensation of members of the board of directors, statutory office or fiscal council, grouped by body, for any reason other than their position, such as commissions and consulting or advisory services provided

In the last three fiscal years and in relation to the current fiscal year, no amounts have been recognized or are expected to be recognized within the Company's results as compensation of managers and members of the fiscal council received for any reason other than the position they occupy in the Company.

8.19.         In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect parent companies, companies under common control, and the issuer's subsidiaries, as remuneration of members of the issuer's board of directors, statutory office or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals

Compensation for functions performed by the current members of the Board of Directors, the Statutory Executive Board, and the Fiscal Council of the Company at the Parent Company and/or entities under common control
Company’s Body	2025 (Previsão)*	2024	2023	2022
Board of Directors	R$ 15.766.613,33 as compensation for the Directors and employees of the Parent Company and entities under common control of the Company.	R$ 21.569.108,10 as compensation for the Directors and employees of the Parent Company and entities under common control of the Company.	R$ 26.512.446,59 as compensation for the Directors and employees of the Parent Company and entities under common control of the Company.	R$ 17.325.350,56 as compensation for the Directors and employees of the Parent Company and entities under common control of the Company.
Board of Executive Officers	R$ 1.201.298,00 as compensation for the Directors of entities under common control of the Company.	R$ 15.000,00 as compensation for the Directors of entities under common control of the Company.	Not applicable	Not applicable
Fiscal Council	R$ 360.000,00 as compensation for Director of entity under common control of the Company.	R$ 360.000,00 as compensation for Director of entity under common control of the Company.	R$ 360.000,00 as compensation for Director of entity under common control of the Company.	R$ 360.000,00 as compensation for Director of entity under common control of the Company.

*The amounts related to the fiscal year 2025 are projections, subject to approval by the shareholders at the annual general meetings of the respective companies and to their individualization by the competent body.

8.20.        Provide other information the issuer deems relevant

Total Compensation for the Current Fiscal Year December 31, 2025- Annual Values

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	7,00	7,00
No. of members compensated	4,00	4,00
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,248,000.00	1,248,000.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,248,000.00	1,248,000.00

Total Compensation for the Current Fiscal Year January 31, 2024 - Annual Values

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	7,00	7,00
No. of members compensated	4,08	4,08
Salary or Pro labore	N/A	N/A

Direct and indirect benefits	N/A	N/A
Participation in committees	1,223,500.00	1,223,500.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,223,500.00	1,223,500.00

Total compensation for the Fiscal Year ended on December 31, 2023 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	7,00	7,00
No. of members compensated	4,08	4,08
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,272,000.00	1,272,000.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A

Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,272,000.00	1,272,000.00

Total compensation for the Fiscal Year ended on December 31, 2022 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	5	5
No. of paid members	5	5
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,507,233.33	1,507,233.33
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,507,233.33	1,507,233.33

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.